United States Securities and Exchange Commission
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter ended December 31, 2009
Commission File Number 000-27663
SIFY TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)
Tidel Park, Second Floor
No. 4, Rajiv Gandhi Salai, Taramani
Chennai 600 113, India
(91) 44-2254-0770
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20F ☑ Form 40 F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1). Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7). Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

SIFY TECHNOLOGIES LIMITED
FORM 6-K
For the Quarter ended December 31, 2009

Currency of Presentation and Certain Defined Terms
Unless the context otherwise requires, references herein to “we,” “us,” the “Company” or “Sify” are to Sify Technologies Limited, a limited liability Company organized under the laws of the Republic of India. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. In January 2003, we changed the name of our Company from Satyam Infoway Limited to Sify Limited. In October 2007, we again changed our name from Sify Limited to Sify Technologies Limited. “Sify”, “SifyMax.in,”, “Sify e-ports” and “Sify online” are trademarks used by us for which we have already obtained the registration certificates in India. All other trademarks or trade names used in this quarterly report are the property of their respective owners.
In this report, references to “$,” “US$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, and references to “Rs.” “rupees” or “Indian Rupees” are to the legal currency of India. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year.
For your convenience, this report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars contained in this report have been based on the reference rate in the City of Mumbai on December 31, 2009 for cable transfers in Indian rupees as published by the Reserve Bank of India (RBI) which was Rs.46.68 per $1.00.
Our financial statements are prepared in Indian rupees and presented in accordance with International Financial Reporting Standards, or IFRS as issued by International Accounting Standards Board (IASB). In this report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.
Information contained in our websites, including our principal corporate website, www.sifycorp.com, is not part of this report.
Forward-looking Statements
In addition to historical information, this Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. For a discussion of some of the risks and important factors that could affect the Company’s future results and financial condition, please see the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our most recent Annual Report on Form 20-F.
The forward-looking statements contained herein are identified by the use of terms and phrases such as “anticipate”, believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target” and similar terms and phrases. Such forward-looking statements include, but are not limited to, statements concerning:
•	our expectations as to future revenue, margins, expenses and capital requirements;

•	our exposure to market risks, including the effect of foreign currency exchange rates and interest rates on our financial results;

•	the effect of the international economic slowdown on our business;

•	projections that our cash and cash equivalents, along with cash generated from operations will be sufficient to meet certain of our obligations; and

•	the effect of future tax laws on our business.
You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date of this Report. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In addition, you should carefully review the other information in this Report, our other periodic reports and other documents filed with the United States Securities and Exchange Commission (the “SEC”) from time to time. Our filings with the SEC are available on its website at www.sec.gov.

Sify Technologies Limited
Unaudited Condensed Consolidated Interim Statement of Financial Position
(In thousands of Rupees, except share data and as otherwise stated)

				As at
				December31,
		As at		2009
		December 31,	March 31,	Convenience
		2009	2009	translation into
	Note	Rs.	Rs.	US$ (Note 2(b))

Assets
Property, plant and equipment	5	3,544,019	3,260,914	75,922
Intangible assets	6	133,689	177,872	2,864
Investment in equity accounted investee	7	606,365	542,901	12,990
Restricted cash	8	—	1,000	—
Lease prepayments	9	307,952	311,185	6,597
Other assets		543,009	496,325	11,632
Deferred tax assets		—	8,524	—

Total non-current assets		5,135,034	4,798,721	110,005

Inventories		17,065	39,088	366
Trade and other receivables, net	10	3,175,850	2,455,526	68,034
Prepayments for current assets		167,520	128,548	3,588
Restricted cash	8	56,368	1,329,756	1,208
Cash and cash equivalents	8	811,325	380,042	17,380
Other investments		—	13,874	—

Total current assets		4,228,128	4,346,834	90,576

Total assets		9,363,162	9,145,555	200,581

Equity
Share capital		546,318	441,018	11,703
Share premium		16,528,551	16,375,217	354,082
Share based payment reserve		177,460	149,535	3,802
Other components of equity		2,099	(9,691)	45
Accumulated deficit		(12,946,488)	(13,104,386)	(277,345)

Equity attributable to equity holders of the Company		4,307,940	3,851,693	92,287

Non-controlling interest		—	248,848	—

Total equity		4,307,940	4,100,541	92,287

Sify Technologies Limited
Condensed Consolidated Interim Statement of Financial Position
(Unaudited)
(In thousands of Rupees, except share data and as otherwise stated)

				As at
				December 31,
		As at		2009
		December 31,	March 31,	Convenience
		2009	2009 (a)	translation into
	Note	Rs.	Rs.	US$ (Note 2(b))

Liabilities
Finance lease obligations, other than current instalments		142,674	122,382	3,056
Borrowings	12	460,284	201,389	9,860
Employee benefits	11	68,185	64,300	1,461
Other liabilities		160,172	134,116	3,431

Total non-current liabilities		831,315	522,187	17,808

Finance lease obligations current instalments		40,895	32,943	876
Borrowings	12	871,957	1,182,770	18,679
Bank overdraft	8	953,686	1,397,083	20,430
Trade and other payables		1,888,192	1,555,230	40,450
Deferred income		469,177	354,801	10,051

Total current liabilities		4,223,907	4,522,827	90,486

Total liabilities		5,055,222	5,045,014	108,294

Total equity and liabilities		9,363,162	9,145,555	200,581

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

(a)	Derived from the audited consolidated financial statements

Sify Technologies Limited
Unaudited Condensed Consolidated Interim Statement of Income
(In thousands of Rupees, except share data and as otherwise stated)

				Quarter ended			Nine months ended
		Quarter ended		December 31,	Nine months ended		December 31,
		December 31,		2009	December 31,		2009
				Convenience			Convenience
		2009	2008	translation into	2009	2008	translation into
	Note	Rs.	Rs.	US$ (Note 2(b))	Rs.	Rs.	US$ (Note 2(b))
Revenue	13	1,725,847	1,550,767	36,972	5,112,294	4,625,393	109,518
Cost of goods sold and services rendered	14	(1,061,788)	(886,048)	(22,746)	(3,131,506)	(2,695,475)	(67,085)

Other income		40,062	27,112	858	102,361	60,697	2,193

Selling, general and administrative expense		(611,289)	(700,482)	(13,095)	(1,887,246)	(2,142,145)	(40,429)

Depreciation and amortization		(185,955)	(126,800)	(3,984)	(483,094)	(360,168)	(10,349)

Impairment loss on intangibles including goodwill		—	(15,200)	—	(47,269)	(15,200)	(1,013)

Income from legal settlement		561,120	—	12,021	561,120	—	12,021

Profit/(Loss) from operating activities		467,997	(150,651)	10,026	226,660	(526,898)	4,856

Finance income	17	2,238	27,436	48	22,588	92,693	484

Finance expenses	17	(83,828)	(80,294)	(1,796)	(227,652)	(166,097)	(4,877)

Net finance expense		(81,590)	(52,858)	(1,748)	(205,064)	(73,404)	(4,393)

Share of profit of equity accounted investee	7	28,394	1,525	609	64,609	38,622	1,384

Profit / (Loss) before tax		414,801	(201,984)	8,887	86,205	(561,680)	1,847

Income tax (expense) / benefit		—	(45,038)	—	81,479	(85,368)	1,745

Profit/ (Loss) for the period		414,801	(247,022)	8,887	167,684	(647,048)	3,592

Attributable to:

Equity holders of the Company		414,801	(258,548)	8,887	157,898	(685,056)	3,382
Non-controlling interest		—	11,526	—	9,786	38,008	210

		414,801	(247,022)	8,887	167,684	(647,048)	3,592

Earnings/(loss) per share	18
Basic earnings / loss per share		7.78	(6.04)	0.17	3.15	(15.74)	0.07
Diluted earnings/ loss per share		7.77	(6.04)	0.17	3.15	(15.74)	0.07
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

Sify Technologies Limited
Unaudited Condensed Consolidated Interim Statement of Comprehensive Income
(In thousands of Rupees, except share data and as otherwise stated)

				Quarter			Nine months
				ended			ended
		Quarter ended		December 31,	Nine months ended		December 31,
		December 31,		2009	December 31,		2009
				Convenience			Convenience
		2009	2008	translation into	2009	2008	translation into
	Note	Rs.	Rs.	US$ (Note 2(b))	Rs.	Rs.	US$ (Note 2(b))

Profit / (Loss) for the period		414,801	(247,022)	8,887	167,684	(647,048)	3,592

Other comprehensive income
Foreign currency translation differences of foreign operations		1,358	2,573	29	2,056	(394)	44
Defined benefit plan actuarial gains / (losses)		2,854	(15,085)	61	4,438	(17,499)	95
Change in fair value of available for sale investments, transferred to profit or loss		—	—	—	6,441	(3,691)	138
Change in fair value of available for sale investments		—	(2,142)	—	—	—	—
Share of gains and (losses) from equity accounted investees		(2,671)	338	(57)	(1,145)	(1,521)	(25)

Other comprehensive income for the period		1,541	(14,316)	33	11,790	(23,105)	252

Total comprehensive profit / (loss) for the period		416,342	(261,338)	8,920	179,474	(670,153)	3,844

Attributable to:
Equity holders of the Company		416,342	(272,864)	8,920	169,688	(708,161)	3,634
Non-controlling interest		—	11,526	—	9,786	38,008	210

Total comprehensive profit / (loss) for the period		416,342	(261,338)	8,920	179,474	(670,153)	3,844

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

Sify Technologies Limited
Unaudited Condensed Consolidated Interim Statement of Changes in Equity
(In thousands of Rupees, except share data and as otherwise stated)
For Nine months ended December 31, 2009

			Share
			based	Other			Non-
	Share	Share	payment	components	Accumulated		controlling
Particulars	capital	premium	reserve	of equity	deficit	Total	interest	Total equity
Balance at April 1, 2009	441,018	16,375,217	149,535	(9,691)	(13,104,386)	3,851,693	248,848	4,100,541

Total comprehensive income/ (loss) for the period	—	—	—	11,790	157,898	169,688	9,786	179,474

Transactions with owners, recorded directly in equity
Issue of Share Capital	105,300	737,537	—	—	—	842,837	—	842,837
Share-based payment transactions	—	—	27,925	—	—	27,925	—	27,925

Changes in ownership interests in subsidiaries that do not result in a gain or loss of control
Acquisition of non-controlling interest	—	(584,203)	—	—	—	(584,203)	(258,634)	(842,837)

Balance at December 31, 2009	546,318	16,528,551	177,460	2,099	(12,946,488)	4,307,940	—	4,307,940
For nine months ended December 31, 2008

			Share
			based	Other			Non-
	Share	Share	payment	components	Accumulated		controlling
Particulars	capital	premium	reserve	of equity	deficit	Total	interest	Total equity
Balance at April 1, 2008	441,018	16,368,647	149,398	(9,817)	(12,254,262)	4,694,984	199,907	4,894,891

Total comprehensive income / (loss) for the period	—	—	—	(23,105)	(685,056)	(708,161)	38,008	(670,153)

Transactions with owners, recorded directly in equity
Share-based payment transactions	—	—	47,347	—	—	47,347	—	47,347
Others	—	6,570	—	—	—	6,570	—	6,570

Balance at December 31, 2008	441,018	16,375,217	196,745	(32,922)	(12,939,318)	4,040,740	237,915	4,278,655
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

Sify Technologies Limited
Unaudited Condensed Consolidated Interim Statement of Cash Flows
(In thousands of Rupees, except share data and as otherwise stated)

			December 31,
	Nine Months ended December 31		2009
			Convenience
	2009	2008	translation into
	Rs.	Rs.	US$ (Note 2(b))
Cash flows from / (used in) operating activities
Profit / (Loss) for the period	167,684	(647,048)	3,592
Adjustments for:
Depreciation and amortization	483,094	360,168	10,349
Impairment loss on intangibles including goodwill	47,269	15,200	1,013
Share of profit of equity accounted investee	(64,609)	(38,622)	(1,384)
Loss/ (gain) on sale of property, plant and equipment	(2,868)	(93)	(61)
Provision for doubtful receivables and advances	89,069	97,666	1,908
Stock compensation expense	27,925	47,347	598
Net finance expense / (income)	205,064	73,404	4,393
Loss on sale of Investments	373	—	8
Income tax expense / (benefit)	(81,479)	85,368	(1,745)
Unrealized (gain)/ loss on account of exchange differences	(3,247)	(1,460)	(70)
Amortization of leasehold prepayments	3,070	—	66

	871,345	(8,070)	18,667

Change in trade and other receivables	(549,636)	(806,164)	(11,775)
Change in inventories	22,023	(35,926)	472
Change in other assets	(82,723)	111,572	(1,772)
Change in trade and other payables	491,660	304,655	10,533
Change in employee benefits	8,324	36,658	178
Change in deferred revenue	114,377	122,415	2,450

	875,370	(274,860)	18,753
Income taxes paid	(161,250)	(237,296)	(3,454)

Net cash from / (used in) operating activities	714,120	(512,156)	15,299

Cash flows from / (used in) investing activities
Acquisition of property, plant and equipment	(665,463)	(879,222)	(14,256)
Expenditure on intangible assets	(197,873)	(93,040)	(4,239)
Proceeds from sale of property, plant and equipment	4,300	872	92
Net investment in leases	—	12,040	—
Finance income received	69,165	134,480	1,482
Short term investments	19,942	—	427

Net cash used in investing activities	(769,929)	(824,870)	(16,494)

Sify Technologies Limited
Unaudited Condensed Consolidated Interim Statement of Cash Flows
(In thousands of Rupees, except share data and as otherwise stated)

			December 31,
	Nine months ended December 31		2009
			Convenience
	2009	2008	translation into
	Rs.	Rs.	US$ (Note 2(b))
Cash flows from / (used in) financing activities
Proceeds from / (repayment of) borrowings, net	(61,620)	556,950	(1,320)
Finance expenses paid	(249,911)	(157,433)	(5,354)
Repayment of finance lease liabilities	(34,675)	(2,246)	(743)

Net cash (used) in financing activities	(346,206)	397,271	(7,417)

Net decrease in cash and cash equivalents	(402,015)	(939,755)	(8,612)
Cash and cash equivalents at April 1	312,715	888,690	6,699
Effect of exchange fluctuations on cash held	3,307	(143)	71

Cash and cash equivalents at period end	(85,993)	(51,208)	(1,842)

Supplementary information
Additions to property plant and equipment represented by finance lease obligations	72,621	125,729	1,556
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

SIFY TECHNOLOGIES LIMITED
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In thousands of Rupees, except share, per share data and as stated otherwise)
1. Reporting entity
Sify Technologies Limited, (‘Sify’ or ‘the Company’) formerly known as Sify Limited, is a leading internet services provider headquartered in Chennai, India. These Unaudited Condensed Consolidated Interim Financial Statements as at and for the three months and nine months ended December 31, 2009 comprise the Company and its subsidiaries (Sify Software Limited, Sify International Inc and Sify Technologies Singapore Pte Limited) (together referred to as the ‘Group’ and individually as ‘Group entities’) and the Group’s interest in MF Global Sify Securities Private Limited, an equity accounted investee. The Group is primarily involved in providing services, such as Corporate Network and Data Services, Internet Access Services, Online Portal and Content offerings and in selling hardware and software related to such services. Sify is listed in the NASDAQ Global market in the United States.
2. Basis of preparation
a. Statement of compliance
The Unaudited Condensed Consolidated Interim Financial Statements of the Group have been prepared in accordance with International Financial Reporting Standard (IFRS), IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended March 31, 2009.
These Unaudited Condensed Consolidated Interim Financial Statements have been approved for issue by the Board of Directors on November 30, 2010.
b. Functional and presentation currency
Items included in the financial statements of each Group entity are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Indian rupee is the functional currency of Sify, its domestic subsidiaries and affiliates. US dollar is the functional currency of Sify’s foreign subsidiary located in the US and in Singapore.
The Unaudited Condensed Consolidated Interim Financial Statements are presented in Indian Rupees which is the Group’s presentation currency. All financial information presented in Indian Rupees has been rounded up to the nearest thousand except where otherwise indicated.
Convenience translation: Solely for the convenience of the reader, the financial statements as of and for the three months and nine months ended December 31, 2009 have been translated into United States dollars (neither the presentation currency nor the functional currency) based on the reference rate in the City of Mumbai on December 31, 2009, for cable transfers in Indian rupees as published by the Reserve Bank of India which was Rs. 46.68 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollar at such a rate or at any other rate on December 31, 2009 or at any other date.
c. Use of estimates and judgements
The preparation of these Unaudited Condensed Consolidated Interim Financial Statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses during the period. Accounting estimates could change from period to period. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period of change and future periods, if the change affects both and, if material, their effects are disclosed in the notes to the financial statements.
In preparing the Unaudited Condensed Consolidated Interim Financial Statements, the significant judgements made by management in applying the Group’s accounting policies and key sources of estimating uncertainties were the same as that were applied to the consolidated financial statements as at and for the year ended March 31, 2009.

d.	Correction of an immaterial error in the unaudited condensed consolidated interim statement of income for the quarter and six months ended September 30, 2009
Certain amounts previously reported in the unaudited condensed consolidated interim statement of income for the quarter and six months ended September 30, 2009 and furnished in form 6-K have been corrected in preparing the unaudited condensed consolidated statement of income for the nine months period ended December 31, 2009. Specifically, the trading transactions relating to standard hardware and software involving arrangement of purchases from suppliers and sales to customers were reported on gross basis instead of net basis. This immaterial error has resulted in overstatement of revenue and cost of goods sold by Rs 100,840 (US $2,160) for the three months and six months ended September 30, 2009. This immaterial error has been corrected in the interim statement of income for the nine months period ended December 31, 2009.
The details of such correction is set out below:

	As reported for the quarter						Revised for the quarter ended
	ended September 30, 2009			Adjustments			September 30, 2009
		Cost of			Cost of			Cost of
		goods	Net		goods	Net		goods	Net
Details	Revenue	sold	profit	Revenue	sold	profit	Revenue	sold	profit
Rs (000’s)	1,838,742	1,154,607	(117,825)	(100,840)	(100,840)	—	1,737,902	1,053,767	(117,825)

	As reported for the six months						Revised for the six months ended
	ended September 30, 2009			Adjustments			September 30, 2009
		Cost of			Cost of			Cost of
		goods	Net		goods	Net		goods	Net
Details	Revenue	sold	profit	Revenue	sold	profit	Revenue	sold	profit
Rs (000’s)	3,487,287	2,170,558	(247,116)	(100,840)	(100,840)	—	3,386,447	2,069,718	(247,116)
3. Significant accounting policies
The accounting policies applied by the group in these Unaudited Condensed Consolidated Interim Financial Statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended March 31 2009, except for new accounting policies adopted by the Group as described below.
(i)
Presentation of financial statements: The Group has applied revised IAS 1 Presentation of Financial Statements (2007), which has became effective as of April 1, 2009. As a result, the Group presents in the consolidated statement of changes in equity all owner changes in equity, whereas all non-owner changes in equity are presented in the consolidated statement of comprehensive income. Furthermore, the Group has included two statements to display all items of income and expense recognized during the period i.e., a ‘Statement of Income’ and a ‘Statement of Comprehensive Income’. This presentation has been applied in these Unaudited Condensed Consolidated Interim Financial Statements as of and for the three months and nine months ended December 31, 2009. Comparative information has been re-presented so that it also is in conformity with the revised standard. Since the change in accounting policy only impacts presentation aspects, there is no impact on earnings/ loss per share.

Revenue recognition from construction contracts: Upto the periods ended March 31, 2009, the Company did not derive any revenues from construction contracts. During the quarter ended June 30, 2009, the Company started generating revenues from a construction contract. Contract revenue includes the initial amount agreed in the contract plus any variations in contract work, claims and incentive payments, to the extent that it is probable that they will result in revenue and can be measured reliably. As soon as the outcome of a construction contract can be estimated reliably, contract revenue is recognised in profit or loss in proportion to the stage of completion of the contract. Contract expenses are recognised as incurred unless they create an asset related to future contract activity. The stage of completion is assessed by reference to the cost incurred till date to the total estimated costs. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised only to the extent of contract costs incurred that are likely to be recoverable. An expected loss on a contract is recognised immediately in profit or loss.

4. Recent accounting pronouncements
a) Standards early adopted by the Company
•
IFRS 3 (Revised), Business Combinations, as amended, is applicable for annual periods beginning on or after July 1, 2009. This standard was early adopted by the Group as at April 1, 2009. Business Combinations consummated after April 1, 2009 will be recorded under this standard. IFRS 3 (Revised) primarily requires the acquisition-related costs to be recognized as period expenses in accordance with the relevant IFRS. Costs incurred to issue debt or equity securities are required to be recognized in accordance with IAS 39. Consideration, after this amendment, will include fair values of all interests previously held by the acquirer. Re-measurement of such interests to fair value would be carried out through net profit in the statement of comprehensive income. Contingent consideration is required to be recognized at fair value even if not deemed probable of payment at the date of acquisition.

IFRS 3 (Revised) provides an explicit option on a transaction-by-transaction basis, to measure any Non-controlling interest (NCI) in the entity acquired at fair value of their proportion of identifiable assets and liabilities or at full fair value. The first method will result in a marginal difference in the measurement of goodwill from the existing IFRS 3; however the second approach will require recording goodwill on NCI as well as on the acquired controlling interest. Upon consummating a business combination in future, the company is likely to adopt the first method for measuring NCI.

•
IAS 27, as amended, is applicable for annual periods beginning on or after July 1, 2009. Earlier adoption is permitted provided IFRS 3 (Revised) is also early adopted. This standard was early adopted by the Company as at April 1, 2009. It requires a mandatory adoption of economic entity model which treats all providers of equity capital as shareholders of the entity. Consequently, a partial disposal of interest in a subsidiary in which the parent company retains control does not result in a gain or loss but in an increase or decrease in equity. Additionally purchase of some or all of the non-controlling interests is treated as treasury transaction and accounted for in equity and a partial disposal of interest in a subsidiary in which the parent company loses control triggers recognition of gain or loss on the entire interest. A gain or loss is recognized on the portion that has been disposed off and a further holding gain is recognized on the interest retained, being the difference between the fair value and carrying value of the interest retained. This Standard requires an entity to attribute their share of net profit / loss and reserves to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. Consistent with the provisions of IFRS 3 (Revised), the Group accounted for its acquisition of 26% non-controlling interest in Sify Communications Limited on June 26, 2009 as an equity transaction. Also refer to note 21.

b) Recently adopted accounting pronouncements
•
The Company adopted IAS 1 (revised), “Presentation of Financial Statements”, effective April 1, 2009. The revision aims to improve users’ ability to analyze and compare the information given in financial statements. IAS 1 sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. The revisions include non-mandatory changes in the titles of some of the financial statements to reflect their function more clearly (for example, the balance sheet is renamed as statement of financial position). The revised IAS 1 resulted in consequential amendments to other standards and interpretations. The Group has applied revised IAS 1 Presentation of Financial Statements (2007), which has became effective as of April 1, 2009. As a result, the Group presents in the consolidated statement of changes in equity all owner changes in equity, whereas all non-owner changes in equity are presented in the consolidated statement of comprehensive income. Furthermore, the Group has included two statements to display all items of income and expense recognized during the period i.e., a ‘Statement of Income’ and a ‘Statement of Comprehensive Income’. Comparative information has been re-presented so that it also is in conformity with the revised standard. Since the change in accounting policy only impacts presentation aspects, there is no impact on earnings/ loss per share.

•
IFRIC 18 — ‘Transfer of assets from customers’ defines the treatment for property, plant and equipment transferred by customers to companies or for cash received to be invested in property, plant and equipment that must be used to either connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services or to both. The item of property, plant and equipment is to be initially recognized by the Company at fair value with a corresponding credit to revenue. If an ongoing service is identified as a part of the agreement, the period over which revenue will be recognized for that service would be determined by the terms of the agreement with the customer. If the period is not clearly defined, then revenue should be recognized over a period no longer than the useful life of the transferred asset used to provide the ongoing service. This interpretation is applicable prospectively to transfers of assets from customers received on or after July 1, 2009. The Company has adopted this interpretation prospectively for all assets transferred after July 1, 2009. There has been no impact on the Group’s consolidated financial statements as a result of the adoption of this interpretation.

•
In March 2009, the Amendments to IFRS 7 “Financial Instrument disclosure”, amended certain disclosure requirements in the standard. As a result, entities are required to classify fair value measurements for financial instruments measured at fair value in the statement of financial position, using a three level fair value hierarchy that reflects the significance of inputs used in the measurements. In addition, the amendments enhance disclosure requirements on the nature and extent of liquidity risks to which an entity is exposed. The Amendments to IFRS 7 apply for annual periods beginning on or after January 1, 2009 and provides an exception in the first year of application for providing comparative information.

c) Standards issued but not yet effective

A number of new standards, amendments to standards and interpretations are not yet effective for the period December 31, 2010, and have not been applied in preparing these unaudited condensed consolidated interim financial statements:

•
Improvements to IFRS- In April 2009, the IASB issued “Improvements to IFRSs” — a collection of amendments to twelve International Financial Reporting Standards — as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project. The latest amendments were included in exposure drafts of proposed amendments to IFRS published in October 2007, August 2008, and January 2009. The amendments resulting from this standard mainly have effective dates for annual periods beginning on or after January 1, 2010, although entities are permitted to adopt them earlier. In May 2010, the IASB issued Improvements to IFRS 2010, which comprises 11 amendments to 7 standards. Effective dates, early application and transitional requirements are addressed on a standard-by-standard basis. The majority of the amendments will be effective January 1, 2011. The Company is evaluating the impact, these amendments will have on the Group’s consolidated financial statements.

•
In November 2009, the IASB issued IFRS 9, “Financial instruments”, to introduce certain new requirements for classifying and measuring financial assets. IFRS 9 divides all financial assets that are currently in the scope of IAS 39 into two classifications — those measured at amortized cost and those measured at fair value. The standard along with proposed expansion of IFRS 9 for classifying and measuring financial liabilities, de-recognition of financial instruments, impairment, and hedge accounting will be applicable from the year 2013, although entities are permitted to adopt earlier. The Company is evaluating the impact which this new standard will have on the Group’s financial statements.

•
In November 2009, the IASB issued IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments”; to introduce requirements when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares and other equity instruments to settle the financial liability fully or partially. This interpretation is effective from annual periods beginning on or after July 1, 2010.

•	In October 2009, the IASB issued “Classification of Rights Issue — Amendment to IAS 32 Financial Instruments: Presentation’ with an effective date of February 1,2010.

•	In November 2009, the IASB revised IAS 24 “Related Party Disclosures” with an effective date of January 1,2011.

•
In November 2009, the IASB issued “Prepayments of a Minimum Funding Requirement - Amendments to IFRIC 14, IAS19 — the Limit on a Defined Benefit Asset, Minimum Funding Requirement and their Interaction”, with an effective date of January 1, 2011.

5. Property, plant and equipment
The following table presents the changes in property, plant and equipment during the nine months ended December 31, 2009

									Carrying
	Cost				Accumulated depreciation				amount as
	As at			As at	As at	Depreciation		As at	at
	April 1,			December 31,	April 1,	for the		December 31,	December 31,
Particulars	2009	Additions	Disposals	2009	2009	period	Deletions	2009	2009
Building	769,663	7,756	—	777,419	148,401	21,706	—	170,107	607,312

Plant and machinery	4,733,122	767,114	214,831	5,285,405	2,765,920	329,848	218,128	2,877,640	2,407,765

Computer equipment	497,223	11,909	5,780	503,352	367,972	33,332	5,079	396,225	107,127

Office equipment	162,132	82,291	4,171	240,252	96,955	13,044	1,011	108,988	131,264

Furniture and fittings	628,279	86,112	14,784	699,607	389,771	47,142	14,347	422,566	277,041

Vehicles	8,269	—	1,034	7,235	6,420	1,419	604	7,235	—
Total	6,798,688	955,182	240,600	7,513,270	3,775,439	446,491	239,169	3,982,761	3,530,509

Add: Construction -in- progress									13,510

Total	6,798,688	955,182	240,600	7,513,270	3,775,439	446,491	239,169	3,982,761	3,544,019

The following table presents the changes in property, plant and equipment during the year ended March 31, 2009

									Carrying
	Cost				Accumulated depreciation				amount as
	As at			As at	As at	Depreciation		As at	at
	April 01,			March 31,	April 1,	for the		March 31,	March 31,
Particulars	2008	Additions	Disposals	2009	2008	year	Deletions	2009	2009
Building	769,663	—	—	769,663	120,924	27,477	—	148,401	621,262

Plant and machinery	3,683,632	1,097,317	47,827	4,733,122	2,526,445	286,805	47,330	2,765,920	1,967,202

Computer equipments	438,597	58,824	198	497,223	297,049	71,001	78	367,972	129,251

Office equipment	116,691	47,090	1,649	162,132	83,928	14,673	1,646	96,955	65,177

Furniture and fittings	422,939	208,486	3,146	628,279	339,750	52,720	2,699	389,771	238,508

Vehicles	9,174	—	905	8,269	3,846	2,981	407	6,420	1,849
Total	5,440,696	1,411,717	53,725	6,798,688	3,371,942	455,657	52,160	3,775,439	3,023,249

Add: Construction-in-Progress									237,665

Total	5,440,696	1,411,717	53,725	6,798,688	3,371,942	455,657	52,160	3,775,439	3,260,914

Leased assets
The Group’s leased assets include certain buildings, plant and machinery and motor vehicles acquired under finance leases. As at December 31, 2009 the net carrying amount of buildings, plant and machinery and vehicles acquired under finance leases is Rs 257,826 (March 31, 2009: Rs.260,968), Rs. 196,004 (March 31, 2009: Rs. 135,595) and Nil (March 31, 2009: Rs.2,l59) respectively.

In case prepayments are made towards building accounted as for as finance leases, such prepayments are capitalized as ‘Leasehold Buildings’ (included in buildings) on the commencement of the lease term under the head ‘Property, plant and equipment’ and depreciated in accordance with the depreciation policy for similar owned assets.
Construction in progress
Amounts paid towards acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment that are not ready for use are disclosed under construction in progress.
6. Intangible assets
Intangible assets comprise the following:

	As at	As at
	December 31, 2009	March 31, 2009
Goodwill	14,595	40,461
Other Intangibles	119,094	137,411

Total	133,689	177,872

In May 2006, the Group acquired travel business for a consideration of USD 2.5 million (Rs. 112,220 thousands) in cash along with an option to purchase 125,000 shares of Sify Technologies Limited and certain earn out payments aggregating to USD 0.5 million (Rs. 22,444 thousands). The assets acquired consist of System software, customer contracts and goodwill. The said business operates from India and United States.
During the nine months ended December 31, 2010, triggered by certain adverse market conditions such as decrease in revenue and increase in the cost of services, and other technological matters, the Group tested the carrying value of the above business for impairment. The recoverable amount of these intangibles including goodwill were determined based on the higher of the value in use (using discounted cash flow approach) and fair value less cost to sell. Fair value less cost to sell, being the higher of the two was determined as the recoverable amount of the CGU. Based on this assessment, the carrying value of the CGU was higher than its recoverable amount and as a result of the above, the group has recorded an impairment of the above intangibles including goodwill amounting to Rs 47,269 (US$ 1,013) and adjusted the carrying value of these intangibles accordingly. The above impairment relates to online portal services segment.
The following table presents the changes in goodwill during the nine months ended December 31, 2009 and the year ended March 31, 2009
(i) Goodwill

	As at	As at
Particulars	December 31, 2009	March 31, 2009
Balance at the beginning of the period / year	40,461	50,796
Effect of exchange rate fluctuation	(2,482)	4,865
Less: Impairment loss	(23,384)	(15,200)

Net carrying amount of goodwill	14,595	40,461

During the nine months ended December 31, 2009, the group has impaired goodwill relating to its travel business to the extent of Rs 23,384. The amount of goodwill as at December 31, 2009 and March 31, 2009 has been allocated to Online Portals Segment.

(ii) Other intangibles
The following table presents the changes in other intangible assets for the nine months ended December 31, 2009 and year ended March 31, 2009.

		Portals and	Customer
	Technical	web	related		License
	know-how	content	intangibles	Software	fees	Total
(A) Cost
Balance as at April 1, 2009	82,753	52,730	200,570	319,215	50,000	705,268
Other acquisitions	—	—	—	42,171	—	42,171
Deletions	—	52,730	—	—	—	52,730
Balance as at December 31, 2009	82,753	—	200,570	361,386	50,000	694,709
(B) Amortization
Balance as at April 1, 2009	82,753	52,730	169,847	256,621	5,906	567,857
Amortization for the period	—	—	5,307	29,421	1,875	36,603
Impairment loss on intangibles			22,148	1,737	—	23,885
Deletions	—	52,730	—	—	—	52,730
Balance as at December 31, 2009	82,753	—	197,302	287,779	7,781	575,615
(C) Carrying amounts as at December 31, 2009	—	—	3,268	73,607	42,219	119,094

		Portals and	Customer
	Technical	web	related		License
	know-how	content	intangibles	Software	fees	Total
(A) Cost
Balance as at April 1, 2008	82,753	52,730	199,554	271,116	50,000	656,153
Other acquisitions	—	—	1,016	48,099	—	49,115
Balance as at March 31, 2009	82,753	52,730	200,570	319,215	50,000	705,268
(B) Amortization
Balance as at April 1, 2008	82,753	52,730	149,926	235,827	3,406	524,642
Amortization for the year	—	—	19,921	20,794	2,500	43,215
Balance as at March 31, 2009	82,753	52,730	169,847	256,621	5,906	567,857
(C) Carrying amounts as at March 31, 2009	—	—	30,723	62,594	44,094	137,411
During the nine months ended December 31, 2009, the group has impaired intangible assets relating to its travel business to the extent of Rs 23,886. The above impairment loss is related to Online Portals segment.
7. Investments in associates
In March 2006, MF Global Overseas Limited (MFG), a Group incorporated in United Kingdom acquired 70.15% of equity share capital of MF Global Sify Securities Private Limited, formerly Man Financial-Sify Securities India Private Limited (‘MF Global) from Refco Group Inc., USA (‘Refco’). As at December 31, 2009 and March 31, 2009, 29.85% of MF Global equity shares is held by the Company. The remaining 70.15% is owned by MFG, an unrelated third party. MFG is a subsidiary of MF Global Limited, Bermuda.

A summary of key unaudited financial information of MF Global and its subsidiaries which is not adjusted for the percentage ownership held by the Group is presented below:
Balance sheet

	As at	As at
	December 31, 2009	March 31, 2009
Total assets	4,546,547	3,435,921

Total liabilities	2,515,167	1,617,159
Shareholders’ equity	2,031,380	1,818,762

Total liabilities and shareholders’ equity	4,546,547	3,435,921

Statement of operations

	Three months ended		Nine months ended
	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008
Revenues	403,488	266,034	1,192,850	1,113,313
Net profit	95,124	5,108	216,447	129,385
During October 2010, Sify Technologies Ltd, the minority shareholder of MF Global holding 29.85 percent of the outstanding shares of the MF Global, requested MF Global’s Board of Directors to reconsider certain costs charged to the MF Global by MF Global Holdings Ltd and its affiliated and associated group companies, who hold 70.15 percent of the outstanding shares of the MF Global. These charges are currently recorded in the financial statements of the MF Global for year ended 31st Mar 2008 aggregating to INR 43,478,911 and 31st March 2009 aggregating to INR 15,374,528. The resolution of this matter between the shareholders of MF Global remains uncertain and any financial adjustment that may arise is not presently known and accordingly no adjustment related to this matter has been provided for in MF Global’s consolidated financial statements. Any financial adjustment that may arise on resolution of the said matter would be expected to be handled prospectively and therefore would be reported in the period in which it is resolved. Consequently, no adjustment related to the said matter was considered by Sify for equity method of accounting for MF Global. The auditors of MF Global have included an emphasis of matter with an explanatory paragraph in their audit report issued on the consolidated financial statements of MF Global for the quarter and nine months ended December 31,2009 in connection with such recorded cross charges. The effect of such recorded cross charge is not material to the financial statements of Sify.
8. Cash and cash equivalents
Cash and cash equivalents as at December 31, 2009 amounted to Rs.811,325 (Rs.380,042 as at March 31, 2009). This excludes cash-restricted of Rs.56,368 as at December 31, 2009 (Rs.1,330,756 as at March 31, 2009), representing deposits held under lien against working capital facilities availed and bank guarantees given by the Group towards future performance obligations.

	As at	As at	As at	As at
	December 31, 2009	March 31, 2009	December 31, 2008	March 31, 2008
(a) Restricted cash
Non current
Against future performance obligation	—	1,000	1,000	1,000
Current
Bank deposits held under lien against borrowings from banks	56,368	1,329,756	868,958	877,582

Total restricted cash	56,368	1,330,756	869,958	878,582

(b) Non restricted cash
Current
Cash and bank balances	811,325	380,042	433,600	628,745
Total cash (a+b)	867,693	1,710,798	1,303,558	1,507,327
Bank overdraft used for cash management purposes	(953,686)	(1,397,083)	(1,353,766)	(617,637)
Less:- Non current restricted cash	—	(1,000)	(1,000)	(1,000)

Cash and cash equivalents for the statement of cash flows	(85,993)	312,715	(51,208)	888,690

9. Lease prepayments

	As at	As at
	December 31,2009	March 31, 2009

Towards buildings	307,952	311,185

	307,952	311,185

Prepayments made towards buildings accounted for as operating leases are amortised over the lease term on a straight line basis.
10. Trade and other receivables
Trade and other receivables comprise:

	As at	As at
	December 31, 2009	March 31, 2009
(i) Trade receivables, net	1,992,924	1,504,927
(ii) Other receivables including deposits	1,182,926	950,599

	3,175,850	2,455,526

Trade receivable as at December 31, 2009 and March 31, 2009 are stated net of allowance for doubtful receivables. The Group maintains an allowance for doubtful receivables based on its age and collectability. Trade receivables are not collateralised except to the extent of refundable deposits received from cybercafé franchisees and from cable television operators. Trade receivables consist of:

	As at	As at
	December 31, 2009	March 31, 2009
Trade receivables from related parties	—	698
Due from customers	2,140,466	1,620,524

	2,140,466	1,621,222
Less: Allowance for doubtful receivables	(147,542)	(116,295)

Balance at the end of the period	1,992,924	1,504,927

The activity in the allowance for doubtful accounts receivable is given below:

	Nine months ended	Year ended
	December 31, 2009	March 31, 2009
Balance at the beginning of the period	116,295	83,316
Add : Additional provision	89,069	84,346
Less : Bad debts written off	(57,822)	(51,367)

Balance at the end of the period	147,542	116,295

11. Employee benefits

	As at	As at
	December 31, 2009	March 31, 2009

Gratuity payable	22,547	15,082
Compensated absences	45,638	49,218

	68,185	64,300

Gratuity cost
The components of gratuity cost recognized in the income statement for the three months and nine months ended December 31, 2009 and 2008 consists of the following:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008

Service cost	3,625	3,017	10,873	9,051
Interest cost	1,126	759	3,376	2,278
Expected returns on plan assets	(741)	(419)	(2,222)	(1,255)

Net gratuity costs recognized in statement of income	4,010	3,357	12,027	10,074

Details of employee benefit obligations and plan assets are as follows:

	December 31, 2009	March 31, 2009
Present value of projected benefit obligation at the end of the period / year	48,220	43,389
Funded status of the plans	(25,673)	(28,307)

Liability recognized in the statement of financial position	22,547	15,082

The following table set out the status of the gratuity plan:

Change in projected benefit obligation	December 31, 2009	March 31, 2009
Projected benefit obligation at the beginning of the period / year	43,390	27,333
Service cost	10,873	12,067
Interest cost	3,376	3,038
Actuarial (gain)/ loss	(4,994)	3,662
Benefits paid	(4,425)	(2,710)

Projected benefit obligation at the end of the period / year	48,220	43,390

Change in plan assets	December 31, 2009	March 31, 2009
Fair value of plan assets at the beginning of the period / year	28,307	18,740
Expected return on plan assets	2,222	1,672
Actuarial gain / (loss)	(556)	(684)
Employer contributions	125	11,289
Benefits paid	(4,425)	(2,710)

Fair value of plan assets at the end of the period / year	25,673	28,307

Actuarial Assumptions at reporting date:

	As at	As at
	December 31, 2009	March 31, 2009
Discount rate	7.70% p.a	7.95% p.a
Long-term rate of compensation increase	8.00% p.a	8.00% p.a
Rate of return on plan assets	8.00% p.a	8.00% p.a
The Group assesses these assumptions with the projected long-term plans of growth and prevalent industry standards.
Actuarial gains and losses recognised in other comprehensive income
The amount of actuarial gains and losses recognized directly in other comprehensive income for the nine months ended December 31, 2009 and 2008 are as follows:

	Nine months ended	Nine months ended
	December 31, 2009	December 31, 2008
Actuarial gain / (loss)	4,438	(18,743)

	4,438	(18,743)

12. Borrowings

	December 31, 2009	March 31, 2009
Current
Loan secured against fixed deposits from banks (Refer note 1 below)	—	310,000
Term loans from banks (Refer note 2 below)	216,000	331,944
Other working capital facilities from banks (Refer note 3 below)	622,796	540,826
Borrowings from others (Refer note 4 below)	33,161	—

	871,957	1,182,770

Non current
Term loans from banks (Refer note 2 below)	373,726	201,389
Borrowings from others (Refer note 4 below)	86,558	—

	460,284	201,389

The Group has borrowings which include:
1.
Loan secured against fixed deposits of Rs. Nil as at December 31, 2009 (Rs. 310,000 as at March 31, 2009) represent bank loans for working capital requirements. These borrowings bear interest ranging from 10%-11.90% p.a. and are repayable within one year from the balance sheet date.

2.
Term bank loans bear interest ranging from 9.50% to 13.50% p.a. The term loans are secured by way of pari-passu first charge over the unencumbered movable fixed assets acquired out of such term loans availed by the Company. Further these loans are collaterally secured by way of equitable mortgage over the office premises and also by way of pari passu second charge on the entire current assets of the Company.

3.
Letter of credit discounted (including buyer’s credit) is secured by pari-passu charge on current assets of the Company and moveable assets of the company, both present and future. These borrowings bear interest ranging from 11% to 14% p.a. Such facilities are renewable every year.

4.
Borrowings from others are secured against relevant assets and software. However, the Company is in the process of obtaining no objection certificate from the bank with whom such relevant assets and software are hypothecated.

13. Revenue

	Quarter ended		Nine months ended
	December 31,	December 31,	December 31,	December 31,
	2009	2008	2009	2008
Rendering of services

Service revenue	1,370,299	1,336,228	4,102,300	3,954,445
Initial franchise fee	1,336	8,292	9,682	25,164
Installation service revenue	49,943	58,380	189,045	187,778

	1,421,578	1,402,900	4,301,027	4,167,387
Sale of products	304,269	147,867	811,267	458,006

Total	1,725,847	1,550,767	5,112,294	4,625,393

14. Cost of goods sold and services rendered
Cost of goods sold and services rendered information is presented before any depreciation or amortization that is direct and attributable to revenue sources. The Group’s asset base deployed in the business is not easily split into a component that is directly attributable to a business and a component that is common / indirect to all the businesses. Since a gross profit number without depreciation and amortization does not necessarily meet the objective of such a disclosure, the Group has not disclosed gross profit numbers but disclosed all expenses, direct and indirect, in a homogenous group leading directly from revenue to operating margin.
15. Personnel expenses

	Quarter ended		Nine months ended
	December 31,	December 31,	December 31,	December 31,
	2009	2008	2009	2008
Salaries and wages	285,664	399,031	974,834	1,168,269
Contribution to provident fund and other funds	13,732	35,441	43,835	69,892
Staff welfare expenses	8,515	10,103	22,994	30,623
Employee Stock compensation expense	14,752	15,970	27,926	47,347

	322,663	460,545	1,069,589	1,316,131

Attributable to Cost of goods sold and services rendered	151,867	184,980	512,079	556,947
Attributable to selling, general and administrative expenses	170,796	275,565	557,510	759,184
16. Share-based payments
Share-based payments are designed as equity-settled plans. Under the equity settled plans, the Group had issued stock options under Associate Stock Option Plan (ASOP) 1999, ASOP 2000, ASOP 2002, ASOP 2005 and ASOP 2007.
The terms and conditions of ASOP are disclosed in the Consolidated Financial Statements as at and for the year ended March 31, 2009.
During the three months ended December 31, 2009, the Company has granted 10,000 options under ASOP 2007. The fair value of share options granted during the three months ended December 31, 2009 was estimated using the following assumptions:
1.	Dividend Yield — 0%

2.	Assumed Volatility — 119.00% — 136.77%

3.	Risk free rate — 2.46%

4.	Expected term — 3.0 — 4.5 yrs
The basis of measuring fair value is consistent with that disclosed in the Consolidated Financial Statements as at and for the year ended March 31, 2009. Compensation cost recognized for the three months and nine months ended December 31, 2009 is Rs.14,752 and Rs.27,926 respectively (Rs.15,970 and Rs.47,347 for the three months and nine months ended December 31, 2008 respectively).

17. Net finance income and expense

	Quarter ended		Nine months ended
	December 31,	December 31,	December 31,	December 31,
	2009	2008	2009	2008
Interest income on bank deposits	952	22,337	15,426	76,158
Interest income from leases	—	2,695	—	12,238
Others	1,286	2,404	7,162	4,297

Finance income	2,238	27,436	22,588	92,693

Interest expense on financial liabilities leases	4,227	99	11,783	370
Bank charges	36,234	28,581	80,827	56,186
Other interest	43,367	51,614	135,042	109,541

Finance expense	83,828	80,294	227,652	166,097

Net finance income / (expense) recognised in profit or loss	(81,590)	(52,858)	(205,064)	(73,404)

18. Earnings / (Loss) per share
The calculation of basic earnings / (loss) per share for the quarter and nine months ended December 31, 2009 and 2008 is based on the earnings / (loss) attributable to ordinary shareholders.

	Quarter ended		Nine months ended
	December 31,	December 31,	December 31,	December 31,
	2009	2008	2009	2008
Net profit / (loss ) — as reported	414,801	(258,548)	157,898	(685,056)

Weighted average number of shares — Basic	53,350,082	42,820,082	50,057,064	43,523,852
Basic earnings / (loss) per share	7.78	(6.04)	3.15	(15.74)
The calculation of diluted earnings / (loss) per share for the quarter and nine months ended December 31, 2009 and 2008 is based on the earnings / (loss) attributable to ordinary shareholders.

	Quarter ended		Nine months ended
	December 31,	December 31,	December 31,	December 31,
	2009	2008	2009	2008
Net profit / (loss ) — as reported	414,801	(258,548)	157,898	(685,056)

Weighted average number of shares — diluted	53,369,520	42,820,082	50,072,334	43,523,852
Diluted earnings /(loss) per share	7.77	(6.04)	3.15	(15.74)

19. Segment reporting
There has been no change in the composition of reportable segments for the nine months ended December 31, 2009 as compared to the year ended March 31, 2009.
The primary operating segments of the Group are:
•	Corporate network/data services, which provides internet, connectivity, security and consulting, hosting and managed service solutions;

•	Internet access services, from home and through cybercafés;

•	Online portal services and content offerings; and

•	Other services, such as development of content for e-learning.
Quarter ended December 31, 2009

	Corporate
	network /	Internet	Online
	data	access	portal	Consumer	Other
	services	services	services	one	services	Total
		A	B	A+B
Segment revenue	1,389,325	158,272	34,904	193,176	143,346	1,725,847
Allocated segment expenses	(1,066,696)	(164,898)	(33,310)	(198,208)	(92,197)	(1,357,101)

Segment operating income / (loss)	322,629	(6,626)	1,594	(5,032)	51,149	368,746

Unallocated expenses
Cost of goods sold						(128,807)
Selling, general and administrative expenses						(216,903)
Depreciation and amortization						(185,955)
Other income / (expense), net						40,062
Income from legal settlement						561,120
Finance income						2,238
Finance expenses						(54,094)
Share of profit of equity accounted investee						28,394

Profit or (loss) before tax						414,801

Income tax(expense)/benefit						—

Profit or (loss) for the period						414,801

Quarter ended December 31, 2008

	Corporate
	network /	Internet	Online
	data	access	portal	Consumer	Other
	services	services	services	one	services	Total
		A	B	A+B
Segment revenue	1,095,962	265,302	44,770	310,072	144,733	1,550,767
Allocated segment expenses	(685,956)	(317,287)	(56,279)	(373,566)	(112,638)	(1,172,160)
Impairment loss on goodwill	—	—	(15,200)	(15,200)	—	(15,200)

Segment operating income / (loss)	410,006	(51,985)	(26,709)	(78,694)	32,095	363,407

Unallocated expenses
Cost of goods sold						(128,478)
Selling, general and administrative expenses						(285,892)
Depreciation and amortization						(126,800)
Other income / (expense), net						27,112
Finance income						27,436
Finance expenses						(80,294)
Share of profit of equity accounted investee						1,525

Profit or (loss) before tax						(201,984)

Income tax(expense)/benefit						(45,038)

Profit/(loss) for the period						(247,022)

Nine months ended December 31, 2009

	Corporate network /	Internet	Online
	data	access	portal	Consumer	Other
	services	services	services	one	services	Total
		A	B	A+B
Segment revenue	4,017,054	582,284	104,461	686,745	408,496	5,112,295
Allocated segment expenses	(2,971,223)	(600,000)	(111,901)	(711,901)	(304,545)	(3,987,669)
Impairment loss on intangibles including goodwill	—	—	(47,269)	(47,269)	—	(47,269)

Segment operating income / (loss)	1,045,831	(17,716)	(54,709)	(72,425)	103,951	1,077,357

Unallocated expenses
Cost of goods sold						(363,792)
Selling, general and administrative expenses						(724,681)
Depreciation and amortization						(483,094)
Other income / (expense), net						102,361
Income from legal settlement						561,120
Finance income						22,588
Finance expenses						(170,263)
Share of profit of equity accounted investee						64,609

Profit or (loss) before tax						86,205

Income tax(expense)/benefit						81,479

Profit/(loss) for the period						167,684

Nine months ended December 31, 2008

	Corporate
	network /	Internet	Online
	data	access	portal	Consumer	Other
	services	services	services	one	services	Total
		A	B	A+B
Segment revenue	3,177,625	888,792	144,325	1,033,117	414,651	4,625,393
Allocated segment expenses	(2,079,672)	(1,004,502)	(168,343)	(1,172,845)	(359,810)	(3,612,327)
Impairment loss on goodwill	—	—	(15,200)	(15,200)	—	(15,200)

Segment operating income / (loss)	1,097,953	(115,710)	(39,218)	(154,928)	54,841	997,866

Unallocated expenses
Cost of goods sold						(364,551)
Selling, general and administrative expenses						(860,746)
Depreciation and amortization						(360,168)
Other income / (expense), net						60,697
Finance income						92,693
Finance expenses						(166,093)
Share of profit of equity accounted investee						38,622

Profit or (loss) before tax						(561,680)

Income tax(expense)/benefit						(85,368)

Profit or (loss) for the year						(647,048)

20. Capital commitments
Contracts pending to be executed on capital account as at December 31, 2009 and not provided for amounted to Rs.44,371 (net of advances Rs.13,510), [March 31, 2009 Rs.322,607 (net of advances Rs,177,183)]. In addition, the Company has a commitment to make payments aggregating to Rs.466,800 (USD 10 million) to Emirates Integrated Telecommunications Company PJSC under the agreement supply of capacity from the Europe India Gateway, of which the Company has already made payments amounting to Rs.261,414 (USD 5.60 million) as at December 31, 2009.
Operating leases: The Group leases office buildings and other equipments under operating lease arrangements that are renewable on a periodic basis at the option of both the lessor and the lessee. The schedule of future minimum rental payments in respect of operating leases is set out below:
As at December 31, 2009

		Less		More
Lease obligations	Total	than 1 year	1-5 years	than 5 years
Non-cancellable operating lease obligations	1,639,666	122,699	408,182	1,108,785
Non-cancellable obligations towards proposed lease *	2,423,554	—	549,538	1,874,016
As at March 31, 2009

		Less		More
Lease obligations	Total	than 1 year	1-5 years	than 5 years
Non-cancellable operating lease obligations	1,801,477	135,165	585,564	1,080,748
Non-cancellable obligations towards proposed lease *	2,423,554	—	549,538	1,874,016

*
VALS Developers Private Limited (“VALS”) is owned and controlled by Raju Vegesna Infotech & Industries Private Limited, in which Mr. Raju Vegesna, our principal share holder and Chief Executive Officer, is holding 94.66% equity in his personal capacity. During the year ended March 31, 2009, Sify entered into a Memorandum of Understanding (‘MoU)’ for long term lease with VALS Developers Private Limited to obtain land and building which is in the process of being constructed. The lease agreement, when final and executed, was expected to have an initial non-cancellable term of 5 years, with a further option for Sify to renew or cancel the lease for the incremental five year terms. In connection with this memorandum of understanding, Sify has paid a security deposit of Rs.125,700 and advance rental of Rs.157,125 to VALS. As per the terms of the MOU, the security deposit will be refunded at the end of lease term and the advance rental would be adjusted over a period of 15 months from the commencement of the lease. Subsequently on October 30,2010, the Board of Directors have proposed to cancel the MoU for lease arrangement and has decided to acquire the property which is under construction from the third party directly. The above deposits would be adjusted against the consideration payable for acquiring the property.

21. Legal proceedings
a) The Group and certain of its officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names several of the underwriters involved in Sify’s initial public offering of American Depositary Shares as defendants. This class action is brought on behalf of a purported class of purchasers of Sify’s ADSs from the time of Sify’s Initial Public Offering (“IPO”) in October 1999 through December 2000. The central allegation in this action is that the underwriters in Sify’s IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased Sify’s ADSs in the IPO and the aftermarket. The complaint also alleges that Sify violated the United States Federal Securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits.
In July 2002, an omnibus motion to dismiss all complaints against issuers and individual defendants affiliated with issuers was filed by the entire group of issuer defendants in these similar actions. In October 2002, the cases against the Company’s executive officers who were named as defendants in this action were dismissed without prejudice. In February 2003, the court in this action issued its decision on defendants’ omnibus motion to dismiss. This decision denied the motion to dismiss the Section 11 claim as to the Company and virtually all of the other issuer defendants. The decision also denied the motion to dismiss the Section 10(b) claim as to numerous issuer defendants, including the Company. On June 26, 2003, the plaintiffs in the consolidated IPO class action lawsuits currently pending against Sify and over 300 other issuers who went public between 1998 and 2000, announced a proposed settlement with Sify and the other issuer defendants. The proposed settlement provided that the insurers of all settling issuers would guarantee that the plaintiffs recover $1 billion from non-settling defendants, including the investment banks who acted as underwriters in those offerings. In the event that the plaintiffs did not recover $1 billion, the insurers for the settling issuers would make up the difference. This proposed settlement was terminated on June 25, 2007, following the ruling by the United States Court of Appeals for the Second Circuit on December 5, 2006, reversing the District Court’s granting of class certification.
On August 14, 2007, the plaintiffs filed Amended Master Allegations. On September 27, 2007, the Plaintiffs filed a Motion for Class Certification. Defendants filed a Motion to Dismiss the focus cases on November 9, 2007. On March 26, 2008, the Court ruled on the Motion to Dismiss, holding that the plaintiffs had adequately pleaded their Section 10(b) claims against the Issuer Defendants and the Underwriter Defendants in the focus cases. As to the Section 11 claim, the Court dismissed the claims brought by those plaintiffs who sold their securities for a price in excess of the initial offering price, on the grounds that they could not show cognizable damages, and by those who purchased outside the previously certified class period, on the grounds that those claims were time barred. This ruling, while not binding on the Company’s case, provides guidance to all of the parties involved in this litigation. On October 2, 2008, plaintiffs requested that the class certification motion in the focus cases be withdrawn without prejudice. On October 10, 2008, the Court signed an order granting that request. On April 2, 2009, the parties lodged with the Court a motion for preliminary approval of a proposed settlement between all parties, including the Company and its former officers and directors. The proposed settlement provides the plaintiffs with $586 million in recoveries from all defendants. Under the proposed settlement, the Issuer Defendants collectively would be responsible for $100 million, which would be paid by the Issuers’ insurers, on behalf of the Issuer Defendants and their officers and directors.
Accordingly, any direct financial impact of the proposed settlement is expected to be borne by the Company’s insurers. On June 12, 2009, the Federal District Court granted preliminary approval of the proposed settlement. On October 6, 2009, the District Court issued an order granting final approval of the settlement. Subsequent to the final approval of Settlement agreement by the District court, there are several notices of appeal filed. Most were filed by the same parties that objected to the settlement in front of the District Court. These will likely be consolidated into a single appeal and briefing schedule will be provided shortly. Any direct financial impact of the preliminary approved settlement is expected to be borne by the Company’s insurers. The Company believes, the maximum exposure under this settlement is approximately US$ 338,983, an amount which the Company believes is fully recoverable from the Company’s insurer.

(b) Proceedings before Department of Telecommunications
•
On October 12, 2009, Department of Telecommunications (‘DOT’) raised a demand on Sify Technologies for INR 14 million after correcting the arithmetical error in the Assessment letter issued by the DoT.

•	On February 26, 2010 DOT raised a demand on Sify Communications Limited (erstwhile subsidiary merged with Sify Technologies Limited) for INR 26 million.
These demands were primarily alleged that Sify has not paid license fee on the following;
•	Certain items of income have been considered by DOT as licensed activities for payment of licensee fee as the information was not available to DOT.
•
Certain items like other income, interest on deposits, gain on foreign exchange fluctuation, profit on sale of assets, provision written back has been considered by DOT as income eligible for licensed activities as against the Company’s claim that they are not liable for license fee.

The Company has responded to the above said demand notices stating that the above demands are not tenable as the demands were not in accordance with the Telecom Disputes Settlement & Appellate Tribunal (‘TDSAT’) Order which has clarified in its Order that the items of income which are liable for license fee and items of income on which license fees are not liable to be paid. However the TDSAT Order has been challenged in Supreme Court by DoT and Associations of service providers and finality would be arrived only after the decision of the Court. The Company currently pays license fee in accordance with the TDSAT Order and Sify believes that it has adequate legal defenses for these demands and the ultimate outcome of these actions will not have a material adverse effect on Sify.

(ii) During the period, in November 2009, the Company received a demand notice pertaining to the allocation of spectrum in the 3.3-3.4 GHz frequency, from DoT, demanding INR 345 million towards spectrum charges payable from the date of issue of allocation letter for 170 Base Stations. As per the notice, in case no payment is received within 15 days from the date of issue of the notice, then it would be presumed that the Company is no longer interested for the frequency assignments in 3.3-3.4 GHz band.
Whilst the Company received allotment letter for Spectrum in 3.3 GHz band (3303.5/3353.5 MHz) (Total 12 MHz) the Company had neither started any operations in this frequency band nor had applied for any Operating License from DoT/ Wireless Planning Commission (WPC). Sify believes that the obligation to make payment will arise only after obtaining the operating license from DoT/WPC. Sify also believes that it has adequate legal defences for these demands, as the Company has not yet obtained any operative license, hence such demand is not tenable Nevertheless, the Company has as a commitment to hold and use the spectrum in the above band has paid INR 11.56 million towards 40 Base Stations and has surrendered the remaining 130 Base Stations. The Company believes that the ultimate outcome of these actions will not have a material adverse effect on Sify.
c) The Group is party to additional legal actions arising in the ordinary course of business. Based on the available information, as at March 31, 2010, Sify believes that it has adequate legal defences for these actions and that the ultimate outcome of these actions will not have a material adverse effect on Sify. However in the event of adverse judgement in all these cases, the maximum financial exposure would be Rs 9,051 (March 31, 2009: Rs 9,200)
22. Acquisition of non-controlling interest in subsidiary
The Board of Directors and shareholders of the Company at their meeting held on November 24, 2008 approved the merger of Sify’s subsidiary Sify Communications Limited, subject to approval by the Honourable High Court of Madras and other statutory authorities. Subsequently, the Company obtained the approval of Honourable High Court on June 26, 2009 which is binding on the Company and its subsidiary Sify Communications Limited and as part of the merger, the Company issued 10,530,000 equity shares to Infinity Satcom Universal Pvt. Limited (a company promoted by the principal shareholders of Sify) and acquired the remaining 26% equity interest of Sify Communications Limited. Although the merger was approved by the High Court on June 26, 2009, which is considered as the acquisition date for accounting purposes, for Income-tax purpose the effect of merger is retrospectively applied from April 1, 2008. The acquisition of this non-controlling interest has been accounted as a transaction with equity holders in their capacity as equity holders and accordingly no goodwill has been recognized. As a result of the acquisition of non-controlling interest, the following adjustments were incorporated in the unaudited condensed consolidated interim financial statements for the nine months ended December 31, 2009:
•
As a consequence of the merger, the Company was eligible under the Indian Income-tax laws to consolidate the Income-tax returns of Sify and Sify Communications Limited retrospectively from April 1, 2008. Accordingly, the taxable income reported by Sify Communications Limited for the period subsequent to April 1, 2008 has been off-set against the previously fully reserved business losses of the Company. This resulted in the reversal of income tax liabilities aggregating to Rs.90,003 and a write off of deferred tax assets of Rs.8,524 during the nine months ended December 31, 2009.

•
Consequent to the approval of the merger by the Honorable High Court on June 26, 2009, the Company was obliged to issue 10,530,000 shares which the Company has duly issued on July 16, 2009, and accordingly, the fair value of shares to be issued as at June 26, 2009 has been considered as the consideration for the acquisition of the non-controlling interest. The difference between the fair value of the consideration paid and the face value of equity shares issued is recorded as share premium and the difference between the fair value of the consideration paid and the carrying amount of non-controlling interests is recorded as an adjustment in equity and is included as part of share premium.

23. IPO Listing
The Ministry of Finance of the Government of India (‘MoF’) issued a press release dated March 31, 2006, making amendments to the ‘Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme 1993’ (‘the Scheme’). The amendments included a statement that unlisted Companies which had accessed FCCBs, ADR/GDRs in terms of guidelines of May 22, 1998 and are not making profit, be permitted to comply with listing condition on the domestic stock exchanges within three years of having started making profit. Further, the press release states that no fresh issues of FCCBs, ADR/GDRs by such companies will be permitted without listing first in the domestic exchanges. Since the Company has made one time book profits in the financial year 2006-07, the Company has applied to MoF through its letter dated September 10, 2009, requesting the MOF:
i.	to provide extension of time for listing the shares in the Indian stock exchanges

ii.	to grant a special permission to issue shares on rights basis to the existing shareholders
Subsequently on November 9, 2009, the MoF has informed that the Company’s request was not in accordance with the existing policy. The Company again on March 4, 2010 has applied to MoF reiterating its previous request and the Ministry of Finance has again informed the Company that such request is not in accordance with the existing policy. The Company, based on a legal opinion, believes that there are no financial implications that would arise in connection with said press release by MoF.
24. Contingencies
a) During the previous years, the Group had received assessment orders from the Income-tax Department of India for various financial years disallowing certain expenditure like bandwidth charges and foreign currency payments for non-deduction of withholding taxes. The Company appealed against those order before Commissioner of Income Tax (Appeals) (CIT(A)) and received favourable orders. The department has filed appeals before Income Tax Appellate Tribunal (ITAT) disputing CIT(A) orders. The group believes that the appeal by the department is not sustainable and consequently no loss contingency is necessary as at December 31, 2009.
b) Contingencies due to certain service tax claims as at December 31, 2009 amounted to Rs 33,280 (March 31, 2009: Rs.19,637).
c) Additionally, the Group is also involved as a party to lawsuits, claims and proceedings, which arise in the ordinary course of business. The Group does not foresee any material contingency out of the pending issues.
d) The Group during the year ended March 31, 2009 entered into a contract with Emirates Integrated Telecom for the construction and supply of capacity from the Europe India Gateway. As per the contract with Emirates, the Group is required to pay its share of decommissioning costs if any that may arise in the future. No provision has been made by the Group for such decommissioning costs as the amount of provision cannot be measured reliably as at December 31, 2009.
25. Related party transactions
The following is a summary of significant transactions with related parties:

	Nine months ended	Nine months ended
Transactions	December 31, 2009	December 31, 2008
Consultancy services received	180	180
Sale of services (Refer Note 1 below)	—	6,473
Issuance of shares on amalgamation of erstwhile Sify Communications limited with Sify Technologies limited	842,837	—
Amount of outstanding balances	—	—
Debtors	—	523
Advance lease rentals and refundable deposits made (Refer note 2 below)	282,825	282,825

Note

1.	Represents invoices raised in relation to services rendered to MF Global Sify Securities Private Limited, an equity accounted affiliate.

2.
Represents deposits made to VALS Developers Private Limited (“VALS”).VALS is owned and controlled by Raju Vegesna Infotech & Industries Private Limited, in which Mr. Raju Vegesna, our principal share holder and Chief Executive Officer, is holding 94.66% equity in his personal capacity. During the year ended March 31, 2009, Sify entered into a Memorandum of Understanding (‘MoU)’ for long term lease with VALS Developers Private Limited to obtain land and building which is in the process of being constructed. The lease agreement, when final and executed, was expected to have an initial non-cancellable term of 5 years, with a further option for Sify to renew or cancel the lease for the incremental five year terms. In connection with this memorandum of understanding, Sify has paid a security deposit of Rs.125,700 and advance rental of Rs.157,125 to VALS. As per the terms of the MOU, the security deposit will be refunded at the end of lease term and the advance rental would be adjusted over a period of 15 months from the commencement of the lease. Subsequently on October 30,2010, the Board of Directors have proposed to cancel the MoU for lease arrangement and has decided to acquire the property which is under construction from the third party directly. The above deposits would be adjusted against the consideration payable for acquiring the property.

26. Financial risk management
The Group’s financial risk management objectives and policies are consistent with that disclosed in the consolidated financial statements as of and for the year ended March 31, 2009.
Credit risk: Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Group’s trade receivables, treasury operations and other activities that are in the nature of leases.
Trade and other receivables
The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. Management considers that the demographics of the Group’s customer base, including the default risk of the industry and country in which customers operate, has less of an influence on credit risk. The group is not exposed to concentration of credit risk to any one single customer since the services are provided to and products are sold to customers who are spread over a vast spectrum. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the credit worthiness of the customers to which the Company grants credit terms in the normal course of the business.
Cash and cash equivalents and other investments
In the area of treasury operations, the Group is presently exposed to counter-party risks relating to short term and medium term deposits placed with public-sector banks, and also to investments made in mutual funds.
Guarantees
The Group’s policy is to provide financial guarantees only to subsidiaries.
The Chief Financial Officer is responsible for monitoring the counterparty credit risk, and has been vested with the authority to seek Board’s approval to hedge such risks in case of need.
Liquidity risk: Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Typically the Group ensures that it has sufficient cash on demand to meet expected operational expenses, servicing of financial obligations. In addition, the Group has concluded arrangements with well reputed Banks, and has unused lines of credit that could be drawn upon should there be a need. The Company is also in the process of infusing further capital from its promoter group for funding its requirements.
Market risk: Market risk is the risk of loss of future earnings or fair values or future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign exchange rates and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including foreign currency receivables and payables. The Group is exposed to market risk primarily related to foreign exchange rate risk (currency risk), interest rate risk and the market value of its investments. Thus the Group’s exposure to market risk is a function of investing and borrowing activities and revenue generating and operating activities in foreign currencies.

Currency risk: The Group’s exposure in USD, Euro and other foreign currency denominated transactions gives rise to Exchange Rate fluctuation risk. Group’s policy in this regard incorporates:
•	Forecasting inflows and outflows denominated in US$ for a twelve-month period

•	Estimating the net-exposure in foreign currency, in terms of timing and amount

•	Determining the extent to which exposure should be protected through one or more risk-mitigating instruments to maintain the permissible limits of uncovered exposures.

•
Carrying out a variance analysis between estimate and actual on an ongoing basis, and taking stop-loss action when the adverse movements breaches the 5% barrier of deviation, subject to review by Audit Committee.

27.	Group entities
The following are the entities that comprise the group as of December 31, 2009 and March 31, 2009

Particulars	Country	% of Ownership interest
Significant subsidiaries	of incorporation	December 31, 2009	March 31, 2009

Sify International Inc	US	100	100
Sify Software Limited (formerly known as Sify Networks Private Limited)	India	100	100
Sify Technologies (Singapore) Pte Limited	Singapore	100	—
Associates
MF Global-Sify Securities India Private Limited	India	29.85	29.85
28. Subsequent event
Issuance of shares to existing promoter group
On August 4, 2010, the Board of Directors of the company approved the issuance, in a private placement, of upto an aggregate of 125,000,000 of the company’s equity shares, par value Rs.10 per share (“Equity shares”), for an aggregate purchase price of approxiamately US$ 86 million, to a group of investors affiliated with the company’s promoter group, including entities affiliated with Mr Raju Vegesna, the company’s Chief Executive officer and Managing Director and Mr Ananda Raju Vegesna, Executive and brother of Mr Raju Vegesna (the “Offreing”). The company’s shareholders approved the terms of the Offering at the Company’s Annual General Meeting held on September 27, 2010.
On October 22, 2010, the company entered into a Subscription Agreement with Mr AnandaRaju Vegesna, acting as representative (the “Representative”) of the purchasers in connection with the offering. The company issued 125,000,000 equity shares to the Representative on October 30, 2010. In accordance with Indian law, a portion of the purchase price was paid on October 30,2010, with the remaining amount of the purchase price to be paid at such time as determined by the company. Until the full purchase price is paid by the purchasers, the company retains a lien on the equity shares purchased in connection with the Offering.
As a result of the consummation of the Offering, Mr Raju Vegesna beneficially holds approxiamately 86.4% of the outstanding equity shares of the company.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.
The following discussion of the financial condition and results of operations of our Company should be read in conjunction with the Unaudited Condensed Consolidated Interim Financial Statements and the related condensed notes included elsewhere in this report and the audited financial statements and the related notes contained in our Annual Report on Form 20-F for the fiscal year ended March 31, 2009. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding these risks and uncertainties, please see the section in this report captioned “Risk Factors”.
Overview
Sify is among the largest Internet, networking and e-Commerce services “companies” in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches more than 570 cities and towns in India. A significant part of our revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. Our corporate service offerings are used by a number of India’s largest companies. Consumer services include broadband home access, and the e-port cyber café chain across 250 cities and towns and online portals, such as www.sify.com, www.samachar.com and www.sifymax.in, that function as principal entry points and gateway for accessing the Internet by providing useful web-related services and links and related content sites specifically tailored to Indian interests worldwide. Our network services, Data Center operations and customer relationship management are accredited ISO 9001:2000.
Revenues
The primary operating segments of the Group are:
•	Corporate network/data services, which provides corporate/network data services, security and consulting, hosting and managed service solutions;
•	Consumer One which includes
•	Retail Internet access services, from homes and through cybercafés and
•	Online portal and content offerings.
•	Other services, such as development of content for e-learning and Remote Management Services.
Corporate network/data services
Our corporate network/data services revenues primarily include revenue from sale of hardware and software purchased from third party vendors, connectivity services revenue and, to a lesser extent, revenues from the installation of the connectivity link and other ancillary services, such as e-mail, document management and domain registration. Generally, these elements are sold as a package consisting of all or some of the elements. We sell hardware and software purchased from third party vendors to our high value corporate clients. Our connectivity services include IPVPN services, Internet connectivity, last mile connectivity (predominantly through wireless), messaging services, security services and web hosting for businesses. We provide these services for a fixed period of time at a fixed rate regardless of usage, with the rate for the services determined based on the type of service provided, scope of the engagement and the Service Level Agreement, or SLA. Our web hosting service revenues are primarily generated from co-location services and connectivity services. Our security services revenues include revenue from consulting services, vulnerability assessment and penetration testing. We provide NLD (National Long Distance) and ILD (International Long Distance) services and carry voice traffic for Inter-connect Operators. Revenue is recognized based upon metered call units of voice traffic terminated on the Company’s network.
Revenue recognition from construction contract
Contract revenue includes the initial amount agreed in the contract plus any variations in contract work, claims and incentive payments, to the extent that it is probable that they will result in revenue and can be measured reliably. As soon as the outcome of a construction contract can be estimated reliably, contract revenue is recognised in profit or loss in proportion to the stage of completion of the contract. Contract expenses are recognised as incurred unless they create an asset related to future contract activity.
The stage of completion is assessed by reference to the cost incurred till date to the total estimated costs. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised only to the extent of contract costs incurred that are likely to be recoverable. An expected loss on a contract is recognised immediately in profit or loss.

The revenue generated from trading transactions relating to standard hardware and software and involving arrangement of purchases from suppliers and sales to customers are reported on gross basis or on net basis, by carrying out a fact-specific evaluation of whether or not all significant risks and rewards of ownership or property in the goods are transferred.
Consumer One — Retail Internet access services and Online Portal and content offerings
•
Internet access services revenues are generated from the internet connectivity we provide to our retail customers through public access and home access services. Home access services are provided through broadband connectivity, which is provided through arrangements with Cable Television Operators (CTOs). Our public access services are provided through franchised and Company-owned cybercafés, or “e-ports”. Additionally, we generate revenue by providing Internet Telephony services, allowing customers to make international telephone calls over the Internet.

•
Online portal services and content offerings revenues include advertising revenues from the various channels of our Internet portal, www.sify.com. We enter into contracts with customers to serve advertisements in the portal, and we are paid on the basis of impressions, click-throughs or leads. Revenues also accrue from commissions earned on products and services rendered through www.sifymall.com, and also from value-added services that are rendered using our mobile telephone short code, 54545.

Other services
Other services include revenue from e-learning. We develop and upload content for e-learning to facilitate web-based learning in various organizations. We provide e-learning services on time-and-materials or on a fixed-price basis.
In Note 19 to the Unaudited Condensed Consolidated Interim Financial Statements included in this Report, we provide supplemental segment data, which provides separate revenue and operating income (loss) information for each of these business segments.
Expenses
Corporate network/data services
Cost of goods sold and services rendered for the corporate network/data services division consists of telecommunications costs necessary to provide services, customer support costs, and cost of goods in respect of communication hardware and security services sold, the cost of providing network operations, the cost of voice termination for voice and VoIP services and other direct costs. Telecommunications costs include the costs of international bandwidth procured from TELCOs and are required for access to the Internet, providing local telephone lines to our points of presence, the costs of using third-party networks pursuant to service agreements, leased line costs and costs towards spectrum fees payable to the Wireless Planning Commission or WPC for provision of spectrum to enable connectivity to be provided on the wireless mode for the last mile. Other costs include cost incurred towards our Annual Maintenance Contract (AMC), the cost of installation in connectivity business, the costs incurred in providing Hosting services, and the Document Management Services (DMS) costs for application services. In addition, the Government of India has imposed an annual license fee of 6% of the adjusted gross revenue generated from IP-VPN services and Voice services under the NLD/ILD license.
Consumer One — Retail Internet access services and Online Portal and content offerings
•
Internet access services: Cost of goods sold and services rendered for the internet access services division consists of primarily recurring telecommunications costs necessary to provide service to subscribers, the cost of goods sold and services rendered include commission paid to franchisees and cable television operators, voice termination charges for VoIP services. The Government of India imposed an annual license fee of 6% of the adjusted gross revenue from the provision of VoIP services.

•
Online portal and content offerings: Cost of goods sold and services rendered for the online portal services and content offerings includes the cost of procuring and managing content for the websites and cost of ringtones downloaded by using our mobile telephone short code 54545, the cost of procuring merchandise for e-commerce sales and the cost of bandwidth used for online portal services.

Other Services
Cost of revenues for the eLearning division includes the cost of direct labor that is involved in the design and uploading of content for facilitating web-based learning.

Selling, General and Administrative Expenses
Selling, general and administrative expenses consists of salaries and commissions for sales and marketing personnel, salaries and related costs for executives, financial and administrative personnel, sales, marketing, advertising and other brand building costs, travel costs, and occupancy and overhead costs.
Depreciation and amortization
We depreciate our tangible assets on a straight-line basis over the estimated useful life of assets, ranging from two to eight years and, in the case of buildings, 28 years. Intangible excluding goodwill are amortised on a straight line basis over the estimated useful life of the assets, ranging from three to twenty years. Goodwill is not amortised and is tested for impairment annually.
Operating Results
Three months ended December 31, 2009 compared to three months ended December 31, 2008
Revenues. We recognized Rs.1726 million ($36.97 million) in revenues for the quarter ended December 31, 2009, as compared to Rs.1551 million for the quarter ended December 31, 2008, representing an increase of Rs.175 million ($3.75 million), or 11%. This is primarily driven by Rs 293 million ($6.28 million) or 27 % from our corporate network/data services. The revenue growth has been impacted by Rs 117 million ($2.51 million) or 38 % decrease from our Consumer One services comprising of internet access services, online portals and content offerings and Rs 1 million ($0.02 million) or 1 % from Other services.
Revenue from Corporate network/data services has increased by Rs 293 million ($6.28 million), or 27%, from Rs 1096 million for three months ended December 31, 2008 to Rs 1,389 million ($29.76 million) for three months period ended December 31, 2009 primarily due to: (i) the increase of Rs.82 million ($1.76 million) or 80 % from Hosting services from the new capacity created in Airoli Data Centre and Bangalore Data Centre, (ii) the increase of Rs 153 million ($3.28 million) from System Integration Services (including Hardware), (iii) the increase of Rs.124 million ($2.66 million) revenue from International Long Distance (ILD) Services, (iv) the increase of Rs.28 million ($0.60 million) or 38 % from Application services due to growth in business. The increase is partially offset by a (a) decrease of Rs 73 million ($1.55 million) or 12 % in the revenue from connectivity due to substantial price decrease and capacity migrations and (b) decrease of 21 million ($0.46 million) by other services.
Revenue from Consumer One services has decreased by Rs 117 million ($2.51 million) or 38 % from Rs 310 million for three months ended December 31, 2008 to Rs 193 million ($4.14 million) for three months ended December 31, 2009. This is primarily on account of (a) Rs 107 million ($2.29 million) or 40% decrease in revenue from our Internet Access services, and (b) Rs.10 million ($0.21 million) or 22 % decrease in revenue from Portal services. Decrease in Internet Access Services is primarily on account of (i) the decrease in Broadband service to the extent of Rs 64 million ($1.37 million) or 38%, due to loss of subscribers, (ii) the decrease in revenue from e-Port service to the extent of Rs 35 million ($0.75 million) or 44 % due to drop in operational e-Ports and active subscribers, (iii) decrease of Rs 6 million ($0.12 million) or 54 % from Voice revenue due to competition (iv) decrease of revenue amounting to Rs 2 million ($0.04 million) or 40 % from other Internet access services. Decrease in Portal services is primarily on account of decrease of Rs. 11 million ($0.23 million) or 26% from Portal business primarily due to drop in advertisements on account of economic slowdown. This decrease were partially offset by an increase of Rs.1 million ($0.02 million) or 28 % in the revenue from online travel business.
Revenue from Other services has decreased by Rs 1 million ($0.04 million) or 1%, from Rs 144 million for three months ended December 31, 2008 to Rs 143 million ($3.07 million) for three months ended December 31, 2009. Such decrease is due to a decrease of Rs.12 million ($0.26 million) or 15% in eLearning business due to deferment of projects by existing customers. This decrease was partially set off by an increase of Rs. 11 million ($0.23 million) or 17% due to acquisition of new projects in Remote management services.
Other income. Other income was Rs.40 million ($0.86 million) for the quarter ended December 31, 2009, compared to Rs.27 million for the quarter ended December 31, 2008, representing an increase of Rs.13 million ($0.28 million), or 48%. Other income primarily comprises of income derived from duty credit entitlements under the “Served from India Scheme” (issued by the Government of India) in respect of the foreign exchange earnings from export of services. Increase in duty credit entitlement is primarily on account of improvement in the export revenues during the current quarter as compared to the previous quarter ended December, 2008.
Cost of goods sold and services rendered. The cost of goods sold and services rendered was Rs.1,062 million ($ 22.75 million) for the quarter ended December 31, 2009 compared to Rs.886 million for the quarter ended December 31, 2008, representing an increase of Rs.176 million ($3.76 million), or 20% . This increase was due to (i) Rs.152 million ($3.25 million) increase in hardware and software costs due to increase in our System Integration business and (ii) Rs.154 million ($3.29 million) increases in IUC costs on account of cost pertaining to launch of new ILD services, (iii) Rs.23 million ($0.5 million) increases in other direct costs on account of Application services, and these increases have been partly offset by a decrease of (a) Rs.40 million ($0.85 million) in Bandwidth cost due to capacity upgrades and reduction in bandwidth rates, (b) Rs.37 million ($0.79 million) revenue share paid to franchisees and cable television operators due to drop in broadband & e-Port usage revenue, (c) Rs.46 million ($0.98 million) in Manpower in Technology towards technology departments due to optimization of resources (d) Rs.10 million ($0.22 million) voice termination due to drop in usage, (e) Rs.5 million ($0.10 million) in e-commerce due to reduction in business, (f) Rs.5 million ($0.10 million) in direct costs towards international business due to optimization of resources and (g) Rs.15 million ($0.33 million) towards cost of site development.

Selling, general and administrative expenses. Selling, general and administrative expenses were Rs.611 million ($13.10 million) for the quarter ended December 31, 2009, compared to Rs.701 million for the quarter ended December 31, 2008, representing a decrease of Rs.90 million ($1.93 million), or 13%. This decrease is mainly on account of decrease in personnel expenses and selling expenses, general and administrative costs at infrastructure facilities.
Depreciation and Amortisation expenses. Depreciation and amortization expenses were Rs.186 million($ 3.98 million) for the quarter ended December 31, 2009, compared to Rs.142 million for the quarter ended December 31, 2008, representing an increase of Rs.44 million ($0.94 million), or (31%). The increase is attributable to addition in property, plant and equipment.
Income from legal settlement. The Company received Rs 561 million (US$ 12.43 million) in connection with settlement of legal matters. The said receipt has been recorded as income from legal settlement during the quarter.
Income tax expense. The income tax expense was Rs Nil ($ Nil) for the quarter ended December 31, 2009,compared to Rs.45 million for the quarter ended December 31, 2008, representing a decrease of Rs.45 million ($0.96 million). The income tax expense of the previous year was on account of profits earned from the erstwhile subsidiary Sify Communications Limited. Consequent to available carry forward losses, there were no taxable profits for the quarter ended December 31, 2009.
Net finance expense. The net finance expense was Rs 82 million ($ 1.74 million) for the quarter ended December 31, 2009, compared to Rs.53 for the quarter ended December 31, 2008, representing an increase of Rs.29 million ($0.62 million), or (56%). The finance income was Rs.2 million ($0.05 million) for the quarter ended December 31, 2009, compared to Rs.27 million for the quarter ended December 31, 2008, representing a decrease of Rs.25 million ($0.54 million) due to closure of fixed deposits for working capital purposes. The finance expense was Rs. 84 million ($1.80 million) for the quarter ended December 31, 2009, compared to Rs.80 million for the quarter ended December 31, 2008, representing an increase of Rs.4 million ($0.09 million) due to increase in bank charges and on account of increased bank borrowings.
Share of profit of investment in associate. The share of profit of investment in associate was Rs. 28 million ($ 0.60 million) for the quarter ended December 31, 2009, compared to Rs.2 million for the quarter ended December 31, 2008, representing an increase of Rs.26 million ($0.57 million). This was due to sluggish market for MF Global Sify Securities India Private Limited during the corresponding quarter previous year.
Nine months ended December 31, 2009 compared to nine months ended December 31, 2008
Revenues. We recognized Rs. 5,112 million ($109.52 million) in revenues for the nine months ended December 31, 2009, as compared to Rs.4,625 million for the nine months ended December 31, 2008, representing an increase of Rs.487 million ($10.43 million), or 11%. This is primarily driven by an increase of Rs 839 million ($17.98 million) or 26 % in revenue from our Corporate network/data services. The revenue growth has been impacted by Rs 346 million ($7.42 million) or 34 % decrease from our Consumer One services comprising of Internet access services, online portals and content offerings, and Rs.6 million ($0.13 million) or 1% decrease from our Other services.
Revenue from Corporate network/data services has increased by Rs 839 million ($17.98 million), or 26.42%, from Rs 3,178 million for Nine months ended December 31, 2008 to Rs 4,017 million ($86.06 million) for nine months ended December 31, 2009 primarily due to (i) increase of Rs 191 million ($4.09 million) or 60.30 % in the revenue from Hosting Services on account of repeat business from existing customers and revenue from capacity in Airoli Data Centre and Bangalore Data Centre, (ii) increase of Rs 417 million ($8.94 million) in Managed Services from System Integration Services (including hardware) (iii) increase of Rs 470 million ($10.06 million) or 394 % revenue from the International Long Distance (ILD) Services and (iv) increase of Rs.38 million ($0.82 million) or 17% in application services due to growth in business. The increase is partially offset by (a) a decrease of Rs 267 million ($5.69 million) or 14 % in the revenue from Connectivity due to price decrease and customers deferring their expansion plan due to continuing economic slowdown, (b) a decrease of Rs 13 million ($0.28 million) or 11% in the revenue from Security business due to decrease in digital certification business.

Revenue from Consumer One services has decreased by Rs 346 million ($7.42 million) or 34 % from Rs 1,033 million for nine months ended December 31, 2008 to Rs 687 million ($14.72 million) for nine months ended December, 2009. This is primarily on account of (a) Rs 307 million ($6.57 million) or 35% decrease in revenue from our Internet Access services, and (b) Rs.39 million ($0.83 million) or 28 % decrease in revenue from Portal services. Decrease in Internet Access Services is primarily on account of (i) the decrease in Broadband service to the extent of Rs 178 million ($3.81 million) or 31%, due to loss of subscribers, (ii) the decrease in revenue from e-Port service to the extent of Rs 99 million ($2.12 million) or 38 % due to drop in operational e-Ports and active subscribers, (iii) decrease of Rs 20 million ($0.42 million) or 49 % from Voice revenue due to competition (iv) decrease of revenue amounting to Rs 9 million ($0.19 million) or 53 % from other Internet access services. Decrease in Portal services is primarily on account of decrease of Rs. 46 million ($0.99 million) or 25% from Portal business primarily due to drop in advertisements on account of economic slowdown. This decrease were partially offset by an increase of Rs.6 million ($0.13 million) or 54 % in the revenue from online travel business.
Revenue from Other services has decreased by Rs 6 million ($0.13 million) or 1%, from Rs.415 million for nine months ended December 31, 2008 to Rs.409 million ($8.76 million) for nine months ended December 31, 2009. Such decrease is due to an increase of Rs.46 million ($0.98 million) or 26% in Remote management services business on account of acquisition of new projects and by a decrease of Rs.52 million ($1.11 million) or 22% due to deferment of projects by existing customers.
Other income. Other income was Rs.102 million ($2.18 million) for nine months ended December 31, 2009, compared to Rs.61 million for nine months ended December 31, 2008, representing an increase of Rs.41 million ($0.87 million), or 67%. Other income primarily comprises of income derived from duty credit entitlements under the “Served from India Scheme” (issued by the Government of India) in respect of the foreign exchange earnings from export of services. Increase in duty credit entitlement is primarily on account of improvement in the export revenues .
Cost of goods sold and services rendered. The cost of goods sold and services rendered was Rs.3,132 million ($ 67.08 million) for nine months ended December 31, 2009 compared to Rs.2,695 million for nine months ended December 31, 2008, representing an increase of Rs.437 million ($9.36 million), or 16%. This increase was due to (i) a Rs.353 million ($7.56 million) increase in hardware and software costs due to increase in our System Integration business, (ii) a Rs.484 million ($10.37 million) increase in other direct costs on account of cost pertaining to launch of new ILD services and Rs. 33 million ($0.71 million) increase in other direct costs in connection with DMS and other services due to increase in business. These increases have been partly offset by a decrease of (a) Rs.187 million ($4 million) in Bandwidth cost due to capacity upgrades and reduction in bandwidth rates, (b) Rs.133 million ($2.84 million) revenue share paid to franchisees and cable television operators and TRAI due to drop in broadband & e-Port usage revenue, (c) Rs.62 million ($1.32 million) in Manpower in Technology towards technology departments due to optimization of resources (d) Rs.7 million ($0.15 million) voice termination due to drop in usage, (e) Rs.16 million ($0.34 million) in direct costs towards international business due to optimization of resources and (f) Rs.30 million ($0.65 million) towards cost of site development and content management.
Selling, general and administrative expenses. Selling, general and administrative expenses were Rs.1,887 million ($ 40.43 million) for nine months ended December 31, 2009, compared to Rs.2,142 million for nine months ended December 31, 2008, representing a decrease of Rs.255 million ($5.46 million), or 12%. This decrease is mainly on account of decrease in operating costs, personnel expenses, selling expenses, general and administrative costs at infrastructure facilities.
Depreciation and Amortisation expenses. Depreciation and amortization expenses were Rs.483 million ($ 10.35 million) for nine months ended December 31, 2009, compared to Rs.360 million for nine months ended December 31, 2008, representing an increase of Rs.123 million ($2.63 million), or 34%. The increase is attributable to addition in property, plant and equipment.
Impairment loss on intangibles including goodwill: During the nine months ended December 31, 2009, triggered by certain adverse market conditions such as decrease in revenue and increase in the cost of services, and other technological matters, which are confirmed by other subsequent events, the group tested the carrying value of the above business for impairment. The recoverable amount of these intangibles including goodwill were determined based on the higher of the value in use (using discounted cash flow approach) and fair value less cost of sales. As a result of the above review, the group has recorded an impairment of the above intangibles including goodwill amounting to Rs 47,269 ($ 1012) and adjusted the carrying value of these intangibles accordingly.
Income from legal settlement. The Company received Rs 561 million (US$ 12.43 million) in connection with settlement of legal matters. This is pursuant to a legal suit filed by the company in the prior years. The said receipt has been recorded as income form legal settlement during the nine months ended December 31, 2009.
Income tax expense/(benefit). The income tax benefit was Rs.81 million ($ 1.70 million) for nine months ended December 31, 2009,compared to an expense of Rs.85 million for nine months ended December 31, 2008, due to merger of Sify Communications Limited (erstwhile subsidiary) with the Company.
Net finance expense. The net finance expense was Rs. 205 million ($ 4.39 million) for nine months ended December 31, 2009, compared to net finance expense of Rs.73 million for nine months ended December 31, 2008, representing a increase of Rs.132 million ($2.82 million), or (180%). The finance income was Rs.23 million ($0.48 million) for nine months ended December 31, 2009, compared to Rs.93 million for nine months ended December 31, 2008, representing a decrease of Rs.70 million ($1.50 million) due to closure of fixed deposits for working capital purposes. The finance expense was Rs. 228 million ($4.88 million) for nine months ended December 31, 2009, compared to Rs.166million for the nine months ended December 31, 2008, representing an increase of Rs.62 million ($1.33 million) due to increase in bank charges and on account of increased bank borrowings.

Share of profit of investment in associate. The share of profit of investment in associate was Rs.65 million ($ 1.39 million) for nine months ended December 31, 2009,compared to Rs.39 million for nine months ended December 31, 2008, representing a increase of Rs.26 million ($0.57 million), or 67%. This was due to sluggish market for MF Global Sify Securities India Private Limited during the corresponding period of the previous year.
Liquidity and Capital Resources
The following table summarizes our statement of cash flows for the periods presented:

	Nine months ended
			December 31, 2009
Particulars	December 31, 2009	December 31, 2008	U.S Dollars
Earnings / (Loss) after tax	167,684	(647,048)	3,592

Other adjustments for non-cash items	703,661	638,978	15,075
Income taxes paid	(161,250)	(237,296)	(3,454)
Net decrease (increase) in working capital	4,025	(266,790)	86

Net cash from / (used in) operating activities	714,120	(512,155)	15,299
Net cash from / (used in) investing activities	(769,929)	(824,870)	(16,494)
Net cash from / (used in) financing activities	(346,206)	397,271	(7,417)
Effect of exchange rate changes on cash and cash equivalents	3,307	(143)	71

Net increase / (decrease) in cash and cash equivalents	(398,708)	(939,899)	(8,541)

As of December 31, 2009, we had a cash and cash equivalents of Rs.(86) million ($1.84 million), including a positive working capital of Rs.20 million ($0.43 million), cash and bank balances of Rs.868 million ($19.47 million), and bank borrowings of Rs.1,332 million ($28.54 million). Based on the projected cash flows, capital infusion by promoters, available lines of credit including fresh sanction of term loan, we will have sufficient resources to meet capital expenditure needs and working capital requirements over the course of the next 12 months. The capital infusion of Rs. 4,000 million ($ 88.63 million) will take place in tranches over a period as per company’s fund requirement. The Company obtained the approval of shareholders for this infusion at its annual general meeting held on September 27, 2010. See note 27 in the notes to the unaudited condensed consolidated interim financial statements.
Our principal sources of liquidity are our borrowings from banks and the cash flow that we generate from our operations. Our external sources of credit include facilities sanctioned to us by Indian banks. We have working capital facilities in the form of cash credit and overdraft facilities of Rs.800 million ($ 17.14 million) and the same has been utilized fully as on December 31, 2009. Further, we were provided non-funded limits of Rs.1,350 million ($28.92 million) (primarily in the form of bank guarantees and letters of credit) out of which Rs.92 million ($1.97 million) remained unutilized as of December 31, 2009. We believe that our cash and cash equivalents, short-term investments and working capital lines are sufficient to meet our present working capital requirements for the next 12 months. However, our ongoing working capital requirements are significantly affected by the profitability of our operations and we continue to periodically evaluate existing and new sources of liquidity and financing.
We are taking all steps to improve the cash position to meet our currently known requirements at least over the next twelve months. In the light of the highly dynamic nature of our business, however, we cannot assure you that our capital requirements and sources will not change significantly in the future.
Cash balances held in Indian currency were Rs.868 million ($ 18.59 million) and Rs.1,710 million ($ 27.91 million) as of December 31, 2009 and December 31, 2008, respectively. These amounts include cash and cash equivalents and restricted cash.
Cash from operating activities for the nine months ended December 31, 2009 and cash used in operating activities for nine months ended December 31, 2008 was Rs.714 million ($15.29 million) and Rs.512 million respectively. This is primarily due to increase in trade and other receivables by Rs.550 million ($ 11.78 million) and Rs.806 million for the nine months December 31, 2009 and 2008, increase in other assets by Rs. 83 million ($ 1.78 million) for the nine months December 31, 2009 and decrease of Rs.112 million for the nine months December 31, 2008, decrease in inventories by Rs.22 million ($ 0.47 million) for the nine months December 31, 2009 and increase of Rs.36 million for the nine months December 31, 2008, increase in trade and other payables by Rs.492 million ($ 10.53 million) for the nine months December 31, 2009 and increase of Rs.305 million for the nine months December 31, 2008, increase in deferred revenues by Rs.114 million ($ 2.45 million) and Rs.123 million for the nine months December 31, 2009 and 2008 and increase in employee benefits by Rs.8 million ($ 0.18 million) and Rs.37 million for the nine months December 31, 2009 and 2008.

Cash used in investing activities for the nine months ended December 31, 2009 and 2008 was Rs.769 million ($16.50 million) and Rs.825 million. These amounts were principally incurred for the establishment of a new data center and purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our network of Rs.665 million ($ 14.25million) and Rs.879 million for the nine months December 31, 2009 and 2008. Expenditure on intangibles increased by Rs.198 million ( $ 4.24 million) and Rs.93 million for the nine months ended December 31, 2009 and 2008. This is primarily on account of payment towards under sea cable arrangement in Europe India Gateway contract. It is partially off-set by amounts contributed by finance income amounting to Rs.69 million ($ 1.48 million) and Rs.134 million for the months December 31, 2009 and 2008.
Cash used in financing activities for nine months ended December 31, 2009 was Rs.346 million ($ 7.42 million) represented by repayments to banks to the extent of Rs.62 million ($1.32 million) and payment of finance charges of Rs.250 million ($5.36 million) and repayment of finance lease liabilities of Rs.35 million ($0.74 million) and cash from financing activities for the nine months ended December 31, 2008 was Rs.397 million represented by borrowings from banks to the extent of Rs.557 million and off-set by payment of finance charges of Rs.157 million and repayment of finance lease liabilities of Rs.2 million.
Income Tax Matters
We have a substantial business loss being carry forward for financial reporting purposes. Under Indian Tax law, loss carry forwards from a particular year may be used to offset taxable income over the next eight years. The statutory corporate income tax rate and the surcharge thereon are subject to change in line with the changes announced in the Union Budget each year. For fiscal year 2009, the corporate income tax rate is 30%, subject to a surcharge of 10% and education cess of 3%, resulting in an effective tax rate of 33.99%. For Fiscal year 2010, the corporate Income Tax rate is 30%, subject to a surcharge of 10%(if the Company makes taxable profits greater than Rs.10 million) and education cess of 3%, resulting in an effective tax rate of 30.9% for companies who have taxable profits less than Rs.10 million and 33.99% for companies who have taxable profits greater than Rs.10 million. Further in India, companies are subject to a Minimum Alternate Tax (MAT) of 15% on the book profits of the Company. There were few changes in the income tax rates which were introduced in the union budget 2010-11 of the Government of India. The key changes included the reduction of the surcharge to 7.5% and the increase of MAT to 18% of book profits. We cannot assure you that the current income tax rate will remain unchanged in the future. We also cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be levied by the Government of India. Currently, dividend income is exempt from tax for shareholders. Domestic companies are liable to pay dividend distribution tax at the rate of 15%.
Off-Balance Sheet Arrangement
We have not entered into any off balance sheet arrangement other than contractual obligations such as operating lease arrangements disclosed below as defined by SEC final rule 67 (FR-67) “Disclosures in Management’s Discussion and Analysis” about off balance sheet arrangements and aggregate contractual obligations.
Contractual obligations
Set forth below are our contractual obligations as of December 31, 2009:

Payments due by period (Rs 000s)
		Less			More than 5
Contractual obligations	Total	than 1 year	1-3 years	3-5 years	years
Long term debt obligations	460,284		426,847	33,437
Short term borrowings	871,957	871,957
Finance lease obligations	183,569	40,895	92,681	49,993	—
Non-cancellable operating lease obligations	1,639,666	122,699	200,287	207,895	1,108,785
Proposed lease obligations	2,423,554	—	279,950	269,588	1,874,016
Payments towards Europe India Gateway	204,543	204,543	—	—	—
Purchase obligations	44,371	44,371

Also refer Note a – c below
Proposed lease obligations with VALS Developers Private Ltd
VALS Developers Private Limited (“VALS”) is owned and controlled by Raju Vegesna Infotech & Industries Private Limited, in which Mr. Raju Vegesna, our principal share holder and Chief Executive Officer, is holding 94.66% equity in his personal capacity. During the year ended March 31, 2009, Sify entered into a Memorandum of Understanding (‘MoU)’ for long term lease with VALS Developers Private Limited to obtain land and building which is in the process of being constructed. The lease agreement, when final and executed, was expected to have an initial non-cancellable term of 5 years, with a further option for Sify to renew or cancel the lease for the incremental five year terms. In connection with this memorandum of understanding, Sify has paid a security deposit of Rs.125,700 and advance rental of Rs.157,125 to VALS. As per the terms of the MOU, the security deposit will be refunded at the end of lease term and the advance rental would be adjusted over a period of 15 months from the commencement of the lease. Subsequently on October 30,2010, the Board of Directors have proposed to cancel the MoU for lease arrangement and has decided to acquire the property which is under construction from the third party directly. The above deposits would be adjusted against the consideration payable for acquiring the property.
Note
a) Other liabilities amounting to Rs.160 Million ($3.43 million) primarily comprise of deposits received from franchisees. For such amounts, the extent of the amount and the timing of payment / cash settlement are not readily estimable or determinable, at present. Accordingly, we did not include these under contractual obligations.
b) Standby letter of credit and guarantees has not been included in the above mentioned table of contractual obligations.
c) In addition to the above noted contractual obligations, in accordance with IAS 19 Employee Benefits, the total accrued liability for defined benefit plans recognised as of December 31, 2009, was Rs.68 million ($ 146 million) and disclosed under ‘employee benefits’.
Item 3. Quantitative And Qualitative Disclosures About Market Risk
General
Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including investments, foreign currency receivables, payables and debt. Our exposure to market risk is a function of our investment and borrowing activities and our revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss.
Risk Management Procedures
We manage market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. Our corporate treasury department recommends risk management objectives and policies which are approved by senior management and our Audit Committee. The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies on a daily basis.
Recent Accounting Pronouncements
a)	Standards early adopted by the Company
•
IFRS 3 (Revised), Business Combinations, as amended, is applicable for annual periods beginning on or after July 1, 2009. This standard was early adopted by the Group as at April 1, 2009. Business Combinations consummated after April 1, 2009 will be recorded under this standard. IFRS 3 (Revised) primarily requires the acquisition-related costs to be recognized as period expenses in accordance with the relevant IFRS. Costs incurred to issue debt or equity securities are required to be recognized in accordance with IAS 39. Consideration, after this amendment, will include fair values of all interests previously held by the acquirer. Re-measurement of such interests to fair value would be carried out through net profit in the statement of comprehensive income. Contingent consideration is required to be recognized at fair value even if not deemed probable of payment at the date of acquisition.

IFRS 3 (Revised) provides an explicit option on a transaction-by-transaction basis, to measure any Non-controlling interest (NCI) in the entity acquired at fair value of their proportion of identifiable assets and liabilities or at full fair value. The first method will result in a marginal difference in the measurement of goodwill from the existing IFRS 3; however the second approach will require recording goodwill on NCI as well as on the acquired controlling interest. Upon consummating a business combination in future, the company is likely to adopt the first method for measuring NCI.

•
IAS 27, as amended, is applicable for annual periods beginning on or after July 1, 2009. Earlier adoption is permitted provided IFRS 3 (Revised) is also early adopted. This standard was early adopted by the Company as at April 1, 2009. It requires a mandatory adoption of economic entity model which treats all providers of equity capital as shareholders of the entity. Consequently, a partial disposal of interest in a subsidiary in which the parent company retains control does not result in a gain or loss but in an increase or decrease in equity. Additionally purchase of some or all of the non-controlling interests is treated as treasury transaction and accounted for in equity and a partial disposal of interest in a subsidiary in which the parent company loses control triggers recognition of gain or loss on the entire interest. A gain or loss is recognized on the portion that has been disposed off and a further holding gain is recognized on the interest retained, being the difference between the fair value and carrying value of the interest retained. This Standard requires an entity to attribute their share of net profit / loss and reserves to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. Consistent with the provisions of IFRS 3 (Revised), the Group accounted for its acquisition of 26% non-controlling interest in Sify Communications Limited on June 26, 2009 as an equity transaction. Also refer to note 21.

b)	Recently adopted accounting pronouncements
•
The Company adopted IAS 1 (revised), “Presentation of Financial Statements”, effective April 1, 2009. The revision aims to improve users’ ability to analyze and compare the information given in financial statements. IAS 1 sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. The revisions include non-mandatory changes in the titles of some of the financial statements to reflect their function more clearly (for example, the balance sheet is renamed as statement of financial position). The revised IAS 1 resulted in consequential amendments to other standards and interpretations. The Group has applied revised IAS 1 Presentation of Financial Statements (2007), which has became effective as of April 1, 2009. As a result, the Group presents in the consolidated statement of changes in equity all owner changes in equity, whereas all non-owner changes in equity are presented in the consolidated statement of comprehensive income. Furthermore, the Group has included two statements to display all items of income and expense recognized during the period i.e., a ‘Statement of Income’ and a ‘Statement of Comprehensive Income’. Comparative information has been re-presented so that it also is in conformity with the revised standard. Since the change in accounting policy only impacts presentation aspects, there is no impact on earnings/ loss per share.

•
IFRIC 18 — ‘Transfer of assets from customers’ defines the treatment for property, plant and equipment transferred by customers to companies or for cash received to be invested in property, plant and equipment that must be used to either connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services or to both. The item of property, plant and equipment is to be initially recognized by the Company at fair value with a corresponding credit to revenue. If an ongoing service is identified as a part of the agreement, the period over which revenue will be recognized for that service would be determined by the terms of the agreement with the customer. If the period is not clearly defined, then revenue should be recognized over a period no longer than the useful life of the transferred asset used to provide the ongoing service. This interpretation is applicable prospectively to transfers of assets from customers received on or after July 1, 2009. The Company has adopted this interpretation prospectively for all assets transferred after July 1, 2009. There has been no impact on the Group’s consolidated financial statements as a result of the adoption of this interpretation.

•
In March 2009, the Amendments to IFRS 7 “Financial Instrument disclosure”, amended certain disclosure requirements in the standard. As a result, entities are required to classify fair value measurements for financial instruments measured at fair value in the statement of financial position, using a three level fair value hierarchy that reflects the significance of inputs used in the measurements. In addition, the amendments enhance disclosure requirements on the nature and extent of liquidity risks to which an entity is exposed. The Amendments to IFRS 7 apply for annual periods beginning on or after January 1, 2009 and provides an exception in the first year of application for providing comparative information.

c)	Standards issued but not yet effective

A number of new standards, amendments to standards and interpretations are not yet effective for the period December 31, 2010, and have not been applied in preparing these unaudited condensed consolidated interim financial statements:

•
Improvements to IFRS- In April 2009, the IASB issued “Improvements to IFRSs” — a collection of amendments to twelve International Financial Reporting Standards — as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project. The latest amendments were included in exposure drafts of proposed amendments to IFRS published in October 2007, August 2008, and January 2009. The amendments resulting from this standard mainly have effective dates for annual periods beginning on or after January 1, 2010, although entities are permitted to adopt them earlier. In May 2010, the IASB issued Improvements to IFRS 2010, which comprises 11 amendments to 7 standards. Effective dates, early application and transitional requirements are addressed on a standard-by-standard basis. The majority of the amendments will be effective January 1, 2011. The Company is evaluating the impact, these amendments will have on the Group’s consolidated financial statements.

•
In November 2009, the IASB issued IFRS 9, “Financial instruments”, to introduce certain new requirements for classifying and measuring financial assets. IFRS 9 divides all financial assets that are currently in the scope of IAS 39 into two classifications — those measured at amortized cost and those measured at fair value. The standard along with proposed expansion of IFRS 9 for classifying and measuring financial liabilities, de-recognition of financial instruments, impairment, and hedge accounting will be applicable from the year 2013, although entities are permitted to adopt earlier. The Company is evaluating the impact which this new standard will have on the Group’s financial statements.

•
In November 2009, the IASB issued IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments”; to introduce requirements when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares and other equity instruments to settle the financial liability fully or partially. This interpretation is effective from annual periods beginning on or after July 1, 2010.

•	In October 2009, the IASB issued “Classification of Rights Issue — Amendment to IAS 32 Financial Instruments: Presentation’ with an effective date of February 1,2010.
•	In November 2009, the IASB revised IAS 24 “Related Party Disclosures” with an effective date of January 1,2011.
•
In November 2009, the IASB issued “Prepayments of a Minimum Funding Requirement - Amendments to IFRIC 14, IAS19 — the Limit on a Defined Benefit Asset, Minimum Funding Requirement and their Interaction”, with an effective date of January 1, 2011.

Critical accounting policies
The accounting policies applied by the group in these Unaudited Condensed Consolidated Interim Financial Statements are the same as those applied by the Group in its Consolidated Financial Statements as at and for the year ended March 31 2009 except for the following:
(i)
The Group has applied revised IAS 1 Presentation of Financial Statements (2007), which has became effective as of April 1, 2009. As a result, the Group presents in the consolidated statement of changes in equity all owner changes in equity, whereas all non-owner changes in equity are presented in the consolidated statement of comprehensive income. Furthermore, the Group has included two statements to display all items of income and expense recognized during the period i.e., a ‘Statement of Income’ and a ‘Statement of Comprehensive Income’. This presentation has been applied in these Unaudited Condensed Consolidated Interim Financial Statements as of and for the three months and nine months ended December 31, 2009. Comparative information has been re-presented so that it also is in conformity with the revised standard. Since the change in accounting policy only impacts presentation aspects, there is no impact on earnings/ loss per share.

(ii)
During the quarter ended June 30, 2009, the Company started generating revenues from a construction contract. Contract revenue includes the initial amount agreed in the contract plus any variations in contract work, claims and incentive payments, to the extent that it is probable that they will result in revenue and can be measured reliably. As soon as the outcome of a construction contract can be estimated reliably, contract revenue is recognised in profit or loss in proportion to the stage of completion of the contract. Contract expenses are recognised as incurred unless they create an asset related to future contract activity. The stage of completion is assessed by reference to the cost incurred till date to the total estimated costs. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised only to the extent of contract costs incurred that are likely to be recoverable. An expected loss on a contract is recognised immediately in profit or loss.

Also refer to Note 3 in unaudited condensed consolidated interim financial statements included with this Report.

Item 4. Controls and Procedures
Disclosure Controls and Procedures
As of the end of the period covered by this Quarterly Report on Form 6-K, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has carried out an evaluation of the effectiveness of our disclosure controls and procedures. The term “disclosure controls and procedures” means controls and other procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, or the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well conceived and operated, can only provide reasonable assurance that the objectives of the disclosure controls and procedures are met.
Based on their evaluation as of December 31, 2009, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are not effective as a result of a material weakness in internal control over financial reporting.
Internal control over financial reporting
1)
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Our internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets.
•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
2)	Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009.
A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Management identified the following material weakness in internal control over financial reporting as of December 31, 2009:
During the period ended December 31, 2009, the controls over the accounting evaluation of certain revenue transactions relating to the purchase of products for onward sales in the Systems Integration business failed. Certain transactions which otherwise qualified for being accounted on a net basis were reported on a gross basis as “revenues” and “cost of goods sold”. The root cause of the error was the result of a failure in the operating effectiveness of an internal control relating to carrying out an independent accounting review of the trading transactions of the System Integration business. Whilst, the potential for error existed and the control deficiency remained unremediated as at December 31, 2009 and March 31, 2010, the errors identified were corrected prior to the finalization of the December 31, 2009 unaudited interim financial statements and March 31, 2010 annual consolidated financial statements. Due to the existence of this control deficiency, management concluded that there was a reasonable possibility that a material misstatement of the company’s annual financial statements may not have been prevented or detected on a timely basis.

Because of the material weakness described above, management has concluded that the Company did not maintain effective internal control over financial reporting as on December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
3)
The following are the change in our internal control over financial reporting identified in connection with the evaluation required by paragraph(d) of 17 CFR 240.13a-15 or 240.13a-15 or 240.15d-15 that occurred during the period covered by the quarterly report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

In order to remediate the material weakness described above, during the months of August and September 2010, the Company:
•
introduced specific policies to ensure that all transactions relating to purchase of products for onward sales in the System Integration business are subject to a fact specific accounting evaluation to enforce operating effectiveness.

•	augment the IFRS expertise in our accounting team by imparting specific training to evaluate the trading transactions from a “Gross Versus Net” reporting.
•
performed an accounting evaluation of all the transactions of purchase of products for onward sales in the Systems and noted that the accounting controls surrounding appropriateness of the “Gross versus Net” reporting are operating effectively.

Part II. Other Information
Item 1. Legal Proceedings
The company is subject to legal proceedings and claims, which have arisen in the ordinary course of its business. These legal actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the Company.
See Note 20 of notes to our Unaudited Condensed Consolidated Interim Financial Statements in Part I above and Note 38 of the financial statements included in our Annual Report on Form 20-F for the year ended March 31, 2009.
Item 1A. Risk Factors
For information regarding factors that could affect the Company’s results of operations, financial condition and liquidity, see the risk factors discussion set forth in Item 1A of our Annual Report on Form 20-F for the fiscal year ended March 31, 2009 and the information under “Forward-Looking Statements” included in this Report. There have been no material changes to our Risk Factors from those disclosed in our Annual Report on Form 20-F for the fiscal year ended March 31, 2009, except as set forth below:
We may be required to list our Equity Shares on an Indian stock exchange. If we were to list our Equity Shares on an Indian stock exchange, conditions in the Indian securities market may affect the price or liquidity of our Equity Shares.
On June 28, 2006, the Ministry of Finance of the Government of India issued amendments to the “Issue Of Foreign Currency Convertible Bonds And Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993” (the “Scheme”). The amendments included a statement that Indian companies that have issued depositary receipts and/or foreign currency convertible bonds prior to August 31, 2005 will be permitted to comply with listing conditions on the Indian stock exchanges within three years of having started to make profits. At present, the manner in which the amendments to the Scheme prescribed by the Ministry of Finance will be interpreted and implemented, and how they would apply to us, is still uncertain.
We may be required by the Government of India at some point in time to list on a local Indian stock exchange. We may not be able to comply with any timeline for listing and other standards imposed on us, and based on the legal opinion we understand that there are no penal consequences for the said non-compliance.
The Indian securities markets are smaller than securities markets in more developed economies and are more volatile than the securities markets in other countries. Indian stock exchanges have in the past experienced substantial fluctuations in the prices of listed securities.
Indian stock exchanges have also experienced problems that have affected the market price and liquidity of the securities of Indian companies. These problems have included temporary exchange closures, broker defaults, settlement delays and strikes by brokers. In addition, the governing bodies of the Indian stock exchanges have from time to time restricted securities from trading, limited price movements and restricted margin requirements. Further, from time to time, disputes have occurred between listed companies and the Indian stock exchanges and other regulatory bodies that, in some cases, have had a negative effect on market sentiment. If we were to list our Equity Shares on an Indian Stock Exchange and similar problems occur in the future, they could harm the market price and liquidity of the Equity Shares and this could have an adverse effect on the price of our ADSs.
If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent or detect fraud. As a result, current and potential investors could lose confidence in our financial reporting, which could harm our business and have an adverse effect on our stock price.
During the period ended December 31, 2009, the controls over the accounting evaluation of certain revenue transactions relating to the purchase of products for onward sales in the Systems Integration business failed. Certain transactions which otherwise qualified for being accounted on a net basis were reported on a gross basis as “revenues” and “cost of goods sold”. The root cause of the error was the result of a failure in the operating effectiveness of an internal control relating to carrying out an independent accounting review of the trading transactions of the System Integration business. Whilst, the potential for error existed and the control deficiency remained unremediated as at December 31, 2009 and March 31, 2010, the errors identified were corrected prior to the finalization of the December 31, 2009 unaudited interim financial statements and March 31, 2010 annual consolidated financial statements. Due to the existence of this control deficiency, management concluded that there was a reasonable possibility that a material misstatement of the company’s annual financial statements may not have been prevented or detected on a timely basis.

Because of the material weakness described above, management has concluded that the Company did not maintain effective internal control over financial reporting as on December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
It is possible that in the future, material weaknesses could be identified in our internal controls over financial reporting and we could be required to further implement remedial measures. If we fail to maintain effective disclosure controls and procedures or internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on our stock price.
We may not be able to maintain our NASDAQ Global Market listing due to non filing and/or late filing of periodic reports.
The Company has not filed its Form 20-F for the fiscal year ended March 31, 2010 before the due date of October 15, 2010 and therefore did not comply with Nasdaq Listing Rule 5250(c)(1) for continued listing. Consequent to this, the Company has received a Delinquency Letter dated October 18, 2010 from NASDAQ directing the Company to submit a plan to regain compliance before December 17, 2010. However, as the Company is filing the Form 20-F before that date, there is no requirement to submit the plan to NASDAQ.
In the event of non filing and/or late filing of periodic reports in future, the Company may become a delinquent issuer and may be compelled to submit a plan to regain compliance to the satisfaction of NASDAQ supporting our request for an exception to timely filing.
If we fail to regain compliance prior to the expiration of a Nasdaq Staff exception or if Nasdaq Staff does not accept our plan of compliance, our stocks may be delisted in NASDAQ and the trading of our stocks may be moved to Over the Counter Bulletin Board (OTCBB) and Pink Sheets operated by Pink OTC markets.
Delisting may result in loss of reputation and violation of covenants contained in our equity or debt agreements.
Item 2. Unregistered Sale of Equity Securities and Use of Proceeds
None.
Items 3. Defaults upon Senior Securities
None.
Item 4. Submission of Matters to a Vote of Security Holders
None.
Item 5. Other Information
None.
Item 6. Exhibits

Exhibit Number	Description of Document
12.1	Rule 13a-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a) Certification of Principal Financial Officer
13.1	Section 1350 Certification of Principal Executive Officer
13.2	Section 1350 Certification of Principal Financial Officer
99.1	Report of Independent Registered Public Accounting Firm of the Group
99.2	Review report of Independent Registered Public Accounting Firm of MF Global Sify Securities India Private Limited, a significant associate in the Group

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 30, 2010

SIFY TECHNOLOGIES LIMITED
By:	/s/ MP Vijay Kumar
	Name:	M P Vijay Kumar
	Title:	Chief Financial Officer